Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank reports strong revenue growth and first quarter earnings of
     $988 million

     First quarter financial measures compared to the same period a year ago:

     <<
     -   Earnings per share (diluted) of $0.91, compared to $0.80
     -   Net income of $988 million, versus $842 million
     -   Return on equity of 17.4%, compared to 16.2%
     -   Productivity ratio of 50.5%, versus 58.7%
     >>

     Year-to-date performance versus our 2010 financial and operational objectives was as follows:

     <<
     Targets:

     1.  Earn a return on equity (ROE)(1) of 16 to 20%. For the three months,
         Scotiabank earned an ROE of 17.4%.
     2.  Generate growth in earnings per common share (diluted) of 7 to 12%.
         Our year-over-year growth in earnings per share was 13.8%.
     3.  Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 50.5% for the three months.
     4.  Maintain strong capital ratios. At 11.2%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.

     (1) Refer further below for a discussion of non-GAAP measures.
     >>

     TORONTO, March 9 /CNW/ - Scotiabank recorded first quarter net income of
$988 million, up $146 million or 17% from the same period last year. Revenues were up a strong 16%, notwithstanding a negative foreign currency impact of
$289 million. Diluted earnings per share were $0.91 compared to $0.80 in the same period a year earlier. Return on equity was 17.4% compared to 16.2% last year.
     "We are pleased to report our results for the first quarter in an environment of improving economic and market conditions," said President and
CEO Rick Waugh. "We are still in the early days of the recovery, and we continue to carefully manage our businesses in order to achieve solid earnings and maintain a strong return on equity.
     "Our strategy of diversifying by geography and business line has delivered record revenues. This growth in revenues combined with our core strengths in risk management and expense control has served us well, resulting in strong net income in the first quarter. We have successfully met our retail customers' needs through growth in our retail and small business portfolios in
Canada and internationally.
     "Canadian Banking performed particularly well, reporting strong revenue growth of 13% and record net income of $560 million, a 28% increase over the same quarter last year. This quarter's results benefited from growth in mortgages, lines of credit and personal deposits, in particular our high interest savings and chequing accounts. The year-over-year increase also came from higher net interest income as margins improved. Wealth management revenues were up 16%, with improved market conditions and strong net sales growth.
     "Net income in International Banking was $294 million, down from the peak of $388 million in the same quarter a year ago. Solid revenues and good cost control were more than offset by higher provisions for credit losses, a higher effective tax rate, and the significant negative effect of the stronger
Canadian dollar. Excluding the negative impact of foreign currency translation, revenues grew 8%.
     "Scotia Capital had a very strong quarter with net income of $381 million and solid contributions from all business units. The quarter's results reflect
Global Capital Markets revenues at their second highest level. Global
Corporate and Investment Banking benefited from a positive change in the fair value of securities, improved margins and a moderate level of provisions for credit losses. However, this was offset by lower lending volumes and investment banking revenues.
     "Provisions for credit losses remain within our expectations for this stage of the credit cycle and there is evidence of stabilization as demonstrated by the decline in provisions from the previous quarter.
     "Our productivity ratio of 50.5%, compared to 58.7% in the same period a year ago, demonstrates our continued emphasis on expense control across the
Bank.
     "Our capital position remains strong by both Canadian and international standards, allowing the Bank to continue to grow our businesses, pursue strategic acquisitions, and deliver shareholder dividends.
     "As a well-diversified organization, we continue to focus on sustainable revenue growth, capital management, leadership development, prudent risk management, and expense control. With today's announcement of results for the first three months of fiscal 2010, we are well positioned to meet our stated
objectives for the year."

     FINANCIAL HIGHLIGHTS

     <<
                                         As at and for the three months ended
     -------------------------------------------------------------------------
                                           January 31  October 31  January 31
     (Unaudited)                                 2010        2009        2009
     -------------------------------------------------------------------------
     Operating results ($ millions)

     Net interest income                        2,147       2,099       1,966
     Net interest income (TEB(1))               2,222       2,172       2,036
     Total revenue                              3,906       3,735       3,351
     Total revenue (TEB(1))                     3,981       3,808       3,421
     Provision for credit losses                  371         420         281
     Non-interest expenses                      2,009       2,064       2,010
     Provision for income taxes                   512         321         190
     Provision for income taxes (TEB(1))          587         394         260
     Net income                                   988         902         842
     Net income available to common shareholders  939         853         805
     -------------------------------------------------------------------------
     Operating performance

     Basic earnings per share ($)                0.92        0.84        0.80
     Diluted earnings per share ($)              0.91        0.83        0.80
     Diluted cash earnings per share(1) ($)      0.93        0.85        0.82
     Return on equity(1)(2) (%)                  17.4        16.4        16.2
     Productivity ratio (%) (TEB(1))             50.5        54.2        58.7
     Net interest margin on total
      average assets(2) (%) (TEB(1))             1.76        1.74        1.52
     -------------------------------------------------------------------------
     Balance sheet information ($ millions)

     Cash resources and securities(2)         173,472     160,572     123,687
     Loans and acceptances(2)                 275,816     275,885     313,204
     Total assets(2)                          507,626     496,516     510,646
     Deposits                                 364,938     350,419     346,570
     Preferred shares                           3,710       3,710       3,710
     Common shareholders' equity(2)            21,647      21,062      19,920
     Assets under administration              226,308     215,097     191,826
     Assets under management                   43,626      41,602      34,264
     -------------------------------------------------------------------------
     Capital measures

     Tier 1 capital ratio (%)                    11.2        10.7         9.5
     Total capital ratio (%)                     13.5        12.9        11.4
     Tangible common equity to
      risk-weighted assets(1)(3) (%)              8.8         8.2         7.2
     Risk-weighted assets ($ millions)        215,891     221,656     239,660
     -------------------------------------------------------------------------
     Credit quality

     Net impaired loans(2) ($ millions)         2,677       2,563       1,602
     General allowance for credit
      losses ($ millions)                       1,450       1,450       1,323
     Sectoral allowance ($ millions)               43          44           -
     Net impaired loans as a % of loans
      and acceptances(2)(4)                      0.97        0.93        0.51
     Specific provision for credit losses
      as a % of average loans and
      acceptances(2) (annualized)                0.55        0.63        0.36
     -------------------------------------------------------------------------
     Common share information

     Share price ($)
       High                                     49.93       49.19       40.68
       Low                                      44.12       42.95       27.35
       Close                                    44.83       45.25       29.67
     Shares outstanding (millions)
       Average - Basic                          1,025       1,021       1,001
       Average - Diluted                        1,028       1,024       1,003
       End of period                            1,029       1,025       1,012
     Dividends per share ($)                     0.49        0.49        0.49
     Dividend yield (%)                           4.2         4.3         5.8
     Market capitalization ($ millions)        46,115      46,379      30,039
     Book value per common share(2) ($)         21.04       20.55       19.67
     Market value to book value multiple(2)       2.1         2.2         1.5
     Price to earnings multiple
      (trailing 4 quarters)                      13.0        13.6         9.8
     -------------------------------------------------------------------------
     Other information

     Employees                                 67,910      67,802      69,451
     Branches and offices                       2,692       2,686       2,696
     -------------------------------------------------------------------------
     (1) Refer further below for a discussion of non-GAAP measures.
     (2) Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     (3) Amounts for January 31, 2009, have been restated to reflect a new definition of tangible common equity (refer to non-GAAP measures further below).
     (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
     >>

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     NOTABLE BUSINESS HIGHLIGHTS

     Serving our customers

     With a focus on improving its Canadian Self Service Banking capabilities,
Scotiabank launched Scotia InfoAlerts, a new service that notifies customers via text message or e-mail of activities and balances in their accounts.
     ScotiaFunds continues its record of success, ranking number one for the quarter among Canadian banks for total net sales, reflecting the continued
confidence that investors and advisors have in our funds and portfolio management team. Scotia Canadian Small Cap Fund, Scotia Resource Fund and
Scotia Latin American Fund were all recipients of the 2010 Lipper Fund Awards.
     ScotiaMcLeod Wealth Advisors were ranked number one in the industry by
Vision Critical on the Financial Advisor Loyalty Index among affluent and high net worth Canadian households.
     Scotia Capital worked closely with clients this quarter on a number of significant transactions:

     <<
     -  Acted as Joint Bookrunner on a $2.5 billion treasury offering of common shares by Manulife Financial Corporation, a leading
        Canadian-based financial services company with operations worldwide.
     -  Was financial advisor to Carillion Canada in its successful bid for the Centre for Addiction and Mental Health (CAMH) alternate finance procurement (AFP) redevelopment project in Toronto. Scotia Capital also acted as Underwriter on the $86 million, 31.5 year bond issuance and Mandated Lead Arranger, Administrative Agent and Hedge Provider on
        the $115 million bank loan facility that will be used to finance construction and operation of the project.
     -  Scotia Waterous is acting as financial advisor to Devon Energy
        Corporation, on its divestiture of three Lower Tertiary development projects in the Gulf of Mexico to Maersk Oil and other working interest owners, for a combined $1.3 billion. Devon is one of the world's leading independent oil and gas exploration and production companies.
     >>

     Building our operations around the world

     Scotiabank became the first Canadian bank to receive an operating license from the Dubai Financial Services Authority (DFSA) enabling the Bank to operate from the Dubai International Financial Centre (DIFC). The license allows the Bank's ScotiaMocatta division - a global leader in precious metals trading, financing and physical products - to open its own branch in the DIFC.
     Scotiabank also increased its stake to 14.8% in Xi'an City Commercial
Bank (XACB), a leading city commercial bank in western China. Scotiabank has had a stake in XACB since 2004.

     Scotiabank Group recognized for excellence

     Marking the progress we have made on our leadership priority, the Global
Top Companies for Leaders study, published in Fortune magazine, named
Scotiabank a "company to watch," the only Canadian company to be recognized.
     For the sixth consecutive year, Scotiabank has been named one of Canada's
50 Best Employers based on a national survey conducted by Hewitt Associates and published in The Globe and Mail's Report on Business Magazine and in La
Presse.
     Scotia Capital ranked No. 1 in Canadian Corporate Debt Financing by
Bloomberg, for the second year in a row.
     Global Finance Magazine has named Scotiabank as Best Trade Finance Bank in Canada for 2010, the third year in a row that the Bank has received this recognition. The selection was based on transaction volume, scope of global coverage, customer service, competitive pricing and innovative technologies.
The magazine also considered the ways in which banks stood by their customers during the credit crunch and found innovative ways to lower risk and expedite cash flow from international transactions.
     Scotiabank's Customer Service and Support Contact Centre team was awarded
Service Quality Measurement Group Inc.'s (SQM's) call centre World Class Call
Certification Award for 2009. This award is given for sustained performance in customer satisfaction and recognizes the ongoing quality service provided to our customers.

     Supporting the communities where we live and work

     When the earthquake struck in Haiti, Scotiabank and Scotiabankers responded quickly to support disaster relief efforts. In addition to a corporate donation of $500,000, Scotiabank opened its branch network to accept public donations to support Canadian Red Cross efforts. The Bank also launched a series of initiatives, including waived wire transfer commissions, to help customers reach out to Haiti.
     The Scotiabank team in neighbouring Dominican Republic immediately secured emergency supplies and transported them into Haiti. Scotiabank employees around the world rose to the challenge, organizing internal and external fundraising campaigns and the Toronto Customer Contact Centre opened its phone lines as Scotiabank volunteers took calls for the January 29 fundraising telethon.
     Scotiabank announced it has entered into a partnership with CUSO-VSO, a leading non-profit, international development organization that will place
Scotiabank volunteers in career-relevant positions in the developing world.
With this partnership, Scotiabank joins an elite group of companies specially selected to work with CUSO-VSO and its international development programs.

     MANAGEMENT'S DISCUSSION & ANALYSIS

     2010 Objectives

     Our Balanced Scorecard

     <<
     Financial

     -  Return on equity of 16-20%
     -  Diluted earnings per share growth of 7-12%
     -  Long-term shareholder value through increases in dividends and stock price appreciation

     People

     -  High levels of employee satisfaction and engagement
     -  Diversity of workforce
     -  Collaboration

     Customer

     -  High levels of customer satisfaction and loyalty
     -  Deeper relationship with existing customers
     -  New customer acquisition

     Operational

     -  Productivity ratio of (less than)58%
     -  Strong practices in corporate governance and compliance processes
     -  Strong capital ratios
     -  Corporate social responsibility and strong community involvement
     >>

     Non-GAAP Measures

     The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

     Taxable equivalent basis

     The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is
$75 million versus $70 million in the same quarter last year and $73 million last quarter.
     For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

     Diluted cash earnings per share

     The diluted earnings per share is adjusted to add back the non-cash after-tax amortization of intangible assets to arrive at diluted cash earnings per share.

     Productivity ratio (TEB)

     Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

     Net interest margin on total average assets (TEB)

     This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

     Operating leverage

     The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

     Return on equity

     Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity.

     Economic equity and return on economic equity

     For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.

     Tangible common equity to risk-weighted assets

     Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial
Institutions Canada (OSFI).

     <<
     Group Financial Performance and Financial Condition        March 9, 2010
     >>

     Financial results

     Net income
     Scotiabank's net income was $988 million in the first quarter, an increase of $146 million or 17% from the same period a year ago. Excluding the negative impact of foreign currency translation of $124 million, net income grew $270 million or 32%. Increased net interest income, strong trading revenues and higher net gains on securities were partly offset by increased provisions for credit losses and the impact of a higher effective tax rate.
     Net income increased $86 million or 10% from the fourth quarter, due primarily to growth in net interest income, higher net gains on securities, favourable changes in the fair value of financial instruments used for asset/liability management purposes and lower provisions for credit losses.
These items were partly offset by the impact of higher income taxes and lower credit fees.

     Impact of foreign currency translation
     Changes in the average exchange rates affected net income, as shown in the following table:

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
                                           January 31  October 31  January 31
     Average exchange rate                       2010        2009        2009
     -------------------------------------------------------------------------
     U.S. dollar/Canadian dollar                0.949       0.930       0.815
     Mexican peso/Canadian dollar              12.273      12.298      11.063
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The table below reflects the impact of foreign currency translation on the quarter-over-quarter and year-over-year change in key income statement items. The impact of foreign currency translation was more significant when comparing this quarter to the same quarter last year due to the significant strengthening of the Canadian dollar year over year.

     <<
     ($ millions except
      per share amounts)                     For the three months ended
     -------------------------------------------------------------------------
                                  January 31, 2010 vs     January 31, 2010 vs
                                     January 31, 2009        October 31, 2009
     -------------------------------------------------------------------------
     Impact on income:
       Net interest income                   $   (146)               $     (6)
       Other income                              (143)                    (13)
       Non-interest expenses                       79                       2
       Other items (net of tax)                    86                       6
                                             ---------------------------------
       Net income                                (124)                    (11)
                                             ---------------------------------
       Earnings per share (diluted)             (0.12)                  (0.01)
     -------------------------------------------------------------------------
     Impact by business line:
       Canadian Banking                            (6)                      -
       International Banking                      (47)                     (2)
       Scotia Capital                             (58)                     (7)
       Other                                      (13)                     (2)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Total revenue
     Total revenue (on a taxable equivalent basis) was $3,981 million this quarter, up $560 million or 16% from the first quarter last year, notwithstanding the negative foreign currency translation impact of $289 million. The increase was attributable to many factors, including increased net interest income, higher net gains on securities, and strong trading results. These items were partly offset by lower securitization and investment banking revenues.
     Compared to the fourth quarter, total revenue (on a taxable equivalent basis) increased $173 million or 5%, due mainly to higher net gains on securities, growth in trading revenues, increased net interest income due to asset growth, and the favourable change in fair values of financial instruments used for asset/liability management purposes and non-trading financial instruments. Partly offsetting these items were lower underwriting and credit fees.

     Net interest income
     This quarter's net interest income (on a taxable equivalent basis) was
$2,222 million, an increase of $186 million or 9% over the same period last year, notwithstanding the negative foreign currency translation impact of $146 million. The increase in net interest income was due mainly to growth in retail assets offset by lower volumes of corporate loans, an improved net interest margin and higher loan origination fees. The improved net interest margin was a result of wider spreads on corporate loans, mortgages and personal lines of credit and positive changes in the fair value of financial instruments used for asset/liability management purposes.
     Compared to the previous quarter, net interest income (on a taxable equivalent basis) was higher by $50 million. The increase was attributable to growth in retail assets, wider spreads on mortgages and personal lines of credit in Canadian Banking, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. The increase was partly offset by narrower spreads in Mexico and lower corporate loan volumes.
     The Bank's net interest margin was 1.76% in the first quarter, compared to 1.52% in the same quarter of last year and 1.74% last quarter. Compared to the prior year, the increase in the margin was due primarily to the favourable change in fair value of financial instruments used for asset/liability management purposes and a lower level of average non-earning assets.
     The quarter-over-quarter increase was due partly to wider spreads on mortgages and personal lines of credit in Canadian Banking, favourable changes in the fair value of financial instruments used for asset/liability management purposes and a lower level of average non-earning assets.

     Other income
     Other income was $1,759 million this quarter, an increase of $374 million or 27% from the first quarter last year, despite the negative impact of foreign currency translation of $143 million. The growth was due primarily to higher net gains on securities, from a combination of gains on the sales of securities and lower writedowns, and strong equity and derivative trading revenues, partly offset by a loss on the Bank's investment in an affiliate in
Venezuela, reflecting a significant devaluation in the Venezuelan bolivar. In addition, last year's results included derivative trading losses. The increase in other income was also driven by higher wealth management revenues as a result of growth in assets under administration, a one-time gain on the sale of the pension administration business in Mexico, and a positive change in the fair value of non-trading financial instruments. These items were partly offset by lower securitization and underwriting revenues.
     Quarter over quarter, other income was up $123 million or 8%, due primarily to higher net gains on sales of securities, solid precious metals and derivative trading revenues, the one-time gain on the sale of the pension administration business in Mexico, and the positive change in the fair value of the non-trading financial instruments. Partly offsetting these items were lower credit fees and investment banking revenues.

     Provision for credit losses
     The provision for credit losses was $371 million this quarter, up $90 million from the same period last year, but down $49 million from last quarter. The higher year-over-year provisions were mainly in Canadian and
International Banking, with only modestly higher provisions in Scotia Capital.

     Non-interest expenses and productivity
     Non-interest expenses were $2,009 million this quarter, unchanged from the same quarter last year. Lower business and capital taxes and technology costs and the positive impact of foreign currency translation were offset by higher stock-based compensation, due in part to changes to incentive plans.
     Compared to the fourth quarter, non-interest expenses were down $55 million or 3%. This reduction was due primarily to a decrease in advertising and business development and technology expenses, lower legal provisions, and a reduction in loyalty reward point costs. These items were partly offset by an increase in stock-based compensation.
     The productivity ratio, a measure of the Bank's efficiency, was 50.5%, compared to 58.7% in the same quarter last year and 54.2% last quarter. The
Bank's operating leverage this quarter was 16.4% compared to a year ago, driven by 16% revenue growth, while expenses were unchanged.

     Taxes
     The effective tax rate for this quarter was 33.6%, up from 17.9% in the first quarter last year, and 25.7% in the fourth quarter. The increase from a year ago and from the previous quarter reflected net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted during the current quarter. In addition, this quarter there was proportionately lower income and higher losses in lower tax rate jurisdictions, a non-deductible foreign currency devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition in
International Banking.

     Risk management

     The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2009 Annual Report.

     Credit risk
     The provision for credit losses was $371 million this quarter, compared to $281 million in the same period last year and $420 million in the previous quarter.
     The total provision for credit losses was $180 million in Canadian
Banking, up from $155 million in the same quarter last year, but down from
$190 million in the previous quarter. The year-over-year increase was due mainly to higher retail provisions in the unsecured lending portfolios, and to moderately higher commercial provisions. The decrease from the previous quarter was due mainly to lower retail provisions in the unsecured lending portfolios, partially offset by moderately higher commercial provisions.
     International Banking's provision for credit losses was $177 million, compared to $116 million in the same period last year, and $167 million last quarter. The year-over-year increase was due mainly to a provision on a commercial account in the Caribbean, whereas the same quarter last year benefited from reversals in commercial provisions. On a year-over-year basis, retail provisions were unchanged. The increase in provisions from the previous quarter was due mainly to higher retail provisions in Mexico, Chile and the
Caribbean, partially offset by lower provisions in Peru.
     Scotia Capital's provision for credit losses was $14 million, compared to
$10 million in the same period last year and $63 million last quarter. New provisions this quarter were attributable primarily to one account in Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,677 million as at January 31, 2010, an increase of $114 million from last quarter.
     The general allowance for credit losses was $1,450 million as at January
31, 2010, unchanged from last quarter.
     The sectoral allowance specific to the automotive industry was $43 million, down $1 million, reflecting a reclassification to specific provisions this quarter.

     Automotive industry exposure
     The Bank's direct (corporate and commercial) loan exposure to the North
American and European automotive industry was $4.1 billion as at January 31,
2010, and was comprised of the following:

     <<
                                                               As at
     -------------------------------------------------------------------------
                                                       January 31  October 31
     ($ billions)                                            2010        2009
     -------------------------------------------------------------------------
     Original equipment manufacturers (OEMs)             $    0.2    $    0.2
     Financing and leasing                                    0.6         0.6
     Parts manufacturers                                      0.5         0.5
     Dealers                                                  2.8         2.4
     -------------------------------------------------------------------------
     Total                                               $    4.1    $    3.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Approximately 32% of this exposure is rated investment grade, either externally or based on the Bank's internal rating program, in line with the
30% as at October 31, 2009. Loans are typically senior in the capital structure of the borrowers. In the first quarter of 2010, there was a small net provision recovery.
     In fiscal 2009, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. Of the $60 million, $16 million of the sectoral allowance was reclassified to the specific provision for credit losses in the prior year. During the first quarter of 2010, $1 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral allowance is adequate to address potential losses inherent in the exposures to this sector.

     Consumer auto-based securities
     As at January 31, 2010, the Bank held $6.2 billion (October 31, 2009 -
$6.2 billion) of consumer auto-based securities which are classified as loans.
These securities are loan-based securities, which arise from retail instalment sales contracts (loans), which were primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a
North American automotive finance company. This facility has a remaining revolving period of less than one year, and was modified in 2008 to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller's overall managed portfolio.
     The Bank conducts regular stress tests on the loan-based securities.
Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank's risk tolerance level. Approximately
83% of these assets are externally rated AAA and have a weighted average life of approximately two years.

     Sovereign risk
     As a result of the Bank's broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The Bank's exposure to certain European countries that have come under recent focus is not significant, with no sovereign risk exposure to Greece. In February 2010, the
Bank participated in a Jamaican debt exchange, which is not expected to have a significant impact on earnings.

     Other
     The Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (further below) and Liquidity facilities provided to non-Bank sponsored conduits (further below).

     Market risk
     Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the first quarter, the average one-day VaR was $14.6 million compared to $21.7 million for the same quarter last year. The change was primarily the result of decreased interest rate risk. Compared to the fourth quarter, the average one-day VaR decreased from $15.0 million to $14.6 million due primarily to higher diversification between risk factors, offsetting an increase in equity risk.

     <<
                                           Average for the three months ended
     -------------------------------------------------------------------------
     Risk factor                           January 31  October 31  January 31
     ($ millions)                                2010        2009        2009
     -------------------------------------------------------------------------
     Interest rate                           $   14.1    $   14.3    $   19.7
     Equities                                     7.3         4.0         5.3
     Foreign exchange                             2.6         2.1         2.3
     Commodities                                  2.7         4.1         3.9
     Diversification effect                     (12.1)       (9.5)       (9.5)
     -------------------------------------------------------------------------
     All-Bank VaR                            $   14.6    $   15.0    $   21.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were eight trading loss days in the first quarter, compared to six days in the previous quarter. The losses were well within the range predicted by VaR.

     Liquidity risk
     The Bank maintains large holdings of cash, deposits with banks and securities which may be used to support liquidity management. These assets generally can be realized, sold or pledged to meet the Bank's obligations. As at January 31, 2010, these assets totalled $159 billion or 31% of total assets, compared to $146 billion or 29% of total assets as at October 31,
2009. Securities represented 63% of these assets (October 31, 2009 - 69%).
     In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2010, total assets pledged or sold under repurchase agreements were $86 billion, compared to $84 billion as at October 31, 2009. The quarter-over-quarter increase was due to an increase in assets pledged to secure an obligation and in securities sold under repurchase agreements.

     Balance sheet

     The Bank's total assets at January 31, 2010, were $508 billion, up $11 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total assets were up $14 billion, primarily in cash resources due mainly to higher interest bearing deposits with central banks.
     Total securities decreased by $1 billion from October 31, 2009, primarily in available-for-sale securities. As at January 31, 2010, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,028 million, an increase of $200 million from
October 31, 2009. The change was due primarily to increases in the values of equity securities, corporate bonds and Canadian government debt, as a result of improvements in capital markets, partially offset by realized gains on foreign government debt securities.
     The Bank's loan portfolio increased by $2 billion from October 31, 2009, including a negative impact from foreign currency translation of $1 billion.
In retail lending, residential mortgages increased $4 billion, primarily in
Canadian Banking. Business and government loans decreased by $2 billion from
October 31, 2009, or $1 billion excluding the impact of foreign currency translation, primarily in the U.S. and Europe within Scotia Capital.
     Total liabilities were $482 billion as at January 31, 2010, up $10 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total liabilities rose $13 billion. Growth in deposits and obligations related to securities sold under repurchase agreement was partially offset by decreases in acceptances and other liabilities.
     Total deposits increased by $15 billion net of foreign currency translation of $2 billion. Personal deposits rose by $1 billion, due primarily to increases in demand deposits in Canada. Business and government deposits grew by $9 billion and deposits by banks rose by $5 billion.
     Acceptances, as well as the corresponding receivables from customers, decreased by $2 billion from October 31, 2009. Other liabilities, primarily cash collateral received from customers, declined by $3 billion.
     Total shareholders' equity increased $585 million from October 31, 2009.
This resulted primarily from internal capital generation of $437 million and the issuance of $150 million in common shares through the Bank's Dividend
Reinvestment and Employee Share Purchase Plan and exercise of options.
Accumulated other comprehensive loss increased slightly as higher unrealized foreign exchange losses from the strengthening of the Canadian dollar were mainly offset by an improvement in the unrealized gains on available-for-sale securities.

     Capital management

     Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), to ensure that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures.
The Bank's capital management practices are unchanged from those outlined on pages 38 to 42 of the 2009 Annual Report.

     Capital ratios
     The Bank continues to maintain a strong capital position. The Tier 1 and
Total capital ratios as at January 31, 2010, were 11.2% and 13.5%, respectively, compared to 10.7% and 12.9% as at October 31, 2009. The increase in the Tier 1 capital ratio this quarter was due to a combination of internally generated capital and a decline in risk-weighted assets across most business lines. The strengthening of the Canadian dollar did not have a significant impact on capital ratios as the reduction to capital from the higher unrealized losses from foreign currency translation was offset by lower risk-weighted assets also due to currency translation. The tangible common equity (TCE) ratio was 8.8% as at January 31, 2010, an increase from 8.2% as at October 31, 2009.

     Common dividend

     The Board of Directors, at its meeting on March 8, 2010, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of April 6, 2010. This dividend is payable April 28, 2010.

     Financial instruments

     Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above. The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2009 Annual
Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,579 billion as at January 31,
2010, compared to $1,540 billion as at October 31, 2009, with the increase primarily in foreign exchange contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount as at January 31, 2010, after taking master netting arrangements into account, was $18.4 billion, compared to $18.5 billion at year end.

     Selected credit instruments

     Mortgage-backed securities

     Non-trading portfolio
     Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank's total assets as at January 31, 2010, and are shown in the table below.
     Exposure to U.S. subprime mortgage risk is nominal.

     Trading portfolio
     Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at January 31, 2010, and are shown in the table below.

     Mortgage-backed securities

     <<
                                                     As at January 31, 2010
     -------------------------------------------------------------------------
                                                    Non-trading     Trading
     Carrying value ($ millions)                      portfolio   portfolio
     -------------------------------------------------------------------------
     Canadian NHA mortgage-backed securities(1)        $ 20,408    $    387
     Commercial mortgage-backed securities                    4(2)       41(3)
     Other residential mortgage-backed securities           234           -
     -------------------------------------------------------------------------
     Total                                             $ 20,646    $    428
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                     As at October 31, 2009
     -------------------------------------------------------------------------
                                                    Non-trading     Trading
     Carrying value ($ millions)                      portfolio   portfolio
     -------------------------------------------------------------------------
     Canadian NHA mortgage-backed securities(1)        $ 21,287    $    253
     Commercial mortgage-backed securities                    4(2)       44(3)
     Other residential mortgage-backed securities            93           -
     -------------------------------------------------------------------------
     Total                                             $ 21,384    $    297
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
     (2) The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.
     (3) The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
     >>

     Asset-Backed Commercial Paper (ABCP)

     As a result of the ABCP restructuring in the first quarter of 2009, the
Bank received longer-dated securities which are classified as available-for-sale. The Bank's carrying value of $144 million represents approximately 62% of par value, unchanged from the prior quarter.
     As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank's portion of the facility is $200 million. It is currently undrawn.

     Collateralized debt obligations and collateralized loan obligations

     Non-trading portfolio
     The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments held for non-trading purposes. CDOs/CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives (synthetic CDOs/CLOs), or by investing and holding corporate loans or bonds (cash-based CDOs/CLOs).
     Effective November 1, 2008, the Bank's cash-based CDOs/CLOs were classified as loans and are carried at amortized cost in the Consolidated
Balance Sheet. The Bank's synthetic CDOs/CLOs are carried at fair value on the
Bank's Consolidated Balance Sheet as available-for-sale securities. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.
     Substantially all of the referenced assets of the Bank's CDOs/CLOs are corporate exposures, with no U.S. mortgage-backed securities.
     As at January 31, 2010, the carrying value of cash-based CDOs/CLOs on the
Consolidated Balance Sheet was $1,031 million (October 31, 2009 - $1,059 million). The fair value was $716 million (October 31, 2009 - $688 million).
None of these cash-based CDOs/CLOs are classified as impaired loans.
     The overall risk profile of cash-based CDOs/CLOs has not changed significantly since October 31, 2009.
     The Bank's remaining exposure to synthetic CDOs/CLOs was $339 million as at January 31, 2010 (October 31, 2009 - $323 million). During the quarter, the
Bank recorded a pre-tax gain of $45 million in net income for changes in fair value of synthetic CDOs/CLOs (first quarter of 2009 - pretax loss of $27 million). The change in fair value of the synthetic CDOs/CLOs was mainly driven by the tightening of credit spreads.
     The overall risk profile of synthetic CDOs/CLOs has not changed significantly since October 31, 2009.
     The key drivers of the change in fair value of synthetic CDOs/CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at January 31, 2010, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease in income of approximately
$16 million.

     Trading portfolio
     The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

     <<
                                                       As at January 31, 2010
     -------------------------------------------------------------------------
                                                                     Positive/
                                                         Notional   (negative)
     Outstanding ($ millions)                              amount  fair value
     -------------------------------------------------------------------------
     CDOs - sold protection                              $  4,052    $ (1,023)
     CDOs - purchased protection                         $  3,681    $  1,026
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                       As at October 31, 2009
     -------------------------------------------------------------------------
                                                                     Positive/
                                                         Notional   (negative)
     Outstanding ($ millions)                              amount  fair value
     -------------------------------------------------------------------------
     CDOs - sold protection                              $  6,000    $ (1,620)
     CDOs - purchased protection                         $  5,625    $  1,657
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of
CDOs/CDSs is changes in credit spreads. Based on positions held at January 31,
2010, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease in income of approximately $7 million.
     Approximately 53% of the Bank's credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book
CDOs are substantially all corporate exposures, with no mortgage-backed securities.

     Structured investment vehicles
     The carrying value of the Bank's investments in structured investment vehicles (SIVs) was nil as at January 31, 2010, and October 31, 2009. The Bank
does not sponsor, manage or provide liquidity support to SIVs.

     Exposure to monoline insurers
     The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.2 billion (October 31, 2009 - $1.3 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The
Bank's public finance exposures of $0.3 billion (October 31, 2009 - $0.4 billion) were primarily to U.S. municipalities and states. Approximately 83%
of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $0.9 billion (October
31, 2009 - $0.9 billion). These exposures were primarily composed of $0.7 billion (October 31, 2009 - $0.7 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). As at January 31, 2010, the two monoline insurers were rated non-investment grade by the external rating agencies.

     Other exposures
     As at January 31, 2010, the Bank has insignificant or no exposure to the following categories: Alt-A loans and securities; highly leveraged loans awaiting syndication; and auction-rate securities.

     Off-balance sheet arrangements

     In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

     Multi-seller conduits sponsored by the Bank
     The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totalled $13 million in the first quarter, compared to $29 million in the same quarter last year.
     As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the
Bank to consolidate the assets and liabilities of the conduits at fair value.

     Canada
     The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.5 billion as at January 31, 2010 (October 31, 2009 - $1.8 billion). As at January 31, 2010, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $1.2 billion (October 31, 2009 - $1.6 billion), and the Bank held less than one per cent of the total commercial paper issued by these conduits. The following table presents a summary of assets purchased and held by the Bank's two Canadian multi-seller conduits as at January 31,
2010, and October 31, 2009, by underlying exposure:

     <<
                                                   As at January 31, 2010
     -------------------------------------------------------------------------
                                              Funded     Unfunded      Total
     ($ millions)                           assets(1) commitments  exposure(2)
     -------------------------------------------------------------------------
     Auto loans/leases                       $    363    $    190    $    553
     Equipment loans                              570          11         581
     Trade receivables                            165          59         224
     Canadian residential mortgages                61           1          62
     Retirement savings plan loans                 81           2          83
     -------------------------------------------------------------------------
     Total(3)                                $  1,240    $    263    $  1,503
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                   As at October 31, 2009
     -------------------------------------------------------------------------
                                              Funded     Unfunded      Total
     ($ millions)                           assets(1) commitments  exposure(2)
     -------------------------------------------------------------------------
     Auto loans/leases                       $    505    $    138    $    643
     Equipment loans                              723          43         766
     Trade receivables                            165          59         224
     Canadian residential mortgages                67           1          68
     Retirement savings plan loans                 92           2          94
     -------------------------------------------------------------------------
     Total(3)                                $  1,552    $    243    $  1,795
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Funded assets are reflected at original cost, which approximates estimated fair value.
     (2) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
     (3) These assets are substantially sourced from Canada.
     >>

     Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. As at January 31, 2010, the funded assets had an equivalent rating of AA- or higher based on the Bank's internal rating program. While 55% of the total funded assets have final maturities falling within three years, the weighted average repayment period, based on cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.

     United States
     The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $7.6 billion as at January 31, 2010 (October 31, 2009 - $7.5 billion). As at January 31, 2010, total commercial paper outstanding for the
U.S.-based conduit administered by the Bank was $3.5 billion (October 31, 2009
- $4.2 billion), and the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit's assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank's liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     The following table presents a summary of assets purchased and held by the Bank's U.S. multi-seller conduit as at January 31, 2010, and October 31,
2009, by underlying exposure:

     <<
                                                   As at January 31, 2010
     -------------------------------------------------------------------------
                                              Funded     Unfunded      Total
     ($ millions)                           assets(1) commitments  exposure(2)
     -------------------------------------------------------------------------
     Credit card/consumer receivables        $    269    $     23    $    292
     Auto loans/leases                          1,559         824       2,383
     Trade receivables                            744       3,191       3,935
     Loans to closed-end mutual funds               -           -           -
     Diversified asset-backed securities          712          14         726
     Corporate loans(3)                           252          17         269
     -------------------------------------------------------------------------
     Total(4)                                $  3,536    $  4,069    $  7,605
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                   As at October 31, 2009
     -------------------------------------------------------------------------
                                              Funded     Unfunded      Total
     ($ millions)                           assets(1) commitments  exposure(2)
     -------------------------------------------------------------------------
     Credit card/consumer receivables        $    253    $     45    $    298
     Auto loans/leases                          1,501         620       2,121
     Trade receivables                          1,049       2,712       3,761
     Loans to closed-end mutual funds             115          73         188
     Diversified asset-backed securities          741          15         756
     Corporate loans(3)                           348          46         394
     -------------------------------------------------------------------------
     Total(4)                                $  4,007    $  3,511    $  7,518
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Funded assets are reflected at original cost. The fair value of these assets as at January 31, 2010 was estimated to be $3.2 billion
         (October 31, 2009 - $3.6 billion).
     (2) Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.
     (3) These assets represent secured loans that are externally rated investment grade.
     (4) These assets are sourced from the U.S.
     >>

     As at January 31, 2010, approximately 76% of the conduit's funded assets were rated "A" or higher, either externally (45%) or based on the Bank's internal rating program (31%). A high proportion of the assets held in the conduit were rated investment grade as at January 31, 2010. While 62% of the total funded assets have final maturities falling within five years, the weighted average repayment period, based on expected cash flows, approximates
1.6 years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers both of which were rated non-investment grade by the external rating agencies in 2009.
     During the first quarter of 2010, there were no events that required a reassessment of the primary beneficiary of this conduit.

     Liquidity facilities provided to non-Bank sponsored conduits
     For conduits not administered by the Bank, liquidity facilities totalled
$590 million as at January 31, 2010 (October 31, 2009 - $640 million), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 85% of these assets are externally rated AAA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank.
There is no exposure to U.S. subprime mortgage risk.

     Funding vehicles
     The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs -
Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank
Tier 1 Trust - that are VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. Scotiabank Trust
Securities, Scotiabank Trust Subordinated Notes and Scotiabank Tier 1
Securities issued by the trusts are not reported on the Consolidated Balance
Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and
Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at January 31, 2010, from these trusts were $4.0 billion (October
31, 2009 - $4.0 billion). The Bank recorded interest expense of $61 million on these deposits for the three months ended January 31, 2010, compared to $50 million for the three months ended January 31, 2009.

     Collateralized debt obligation entities
     The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIE to create security offerings for investors that match their investment needs and preferences. The Bank's maximum exposure to loss from these VIEs in which the
Bank has a significant variable interest was $91 million as at January 31,
2010 (October 31, 2009 - $307 million). The reduction in maximum exposure to loss is due to market events and conditions in the quarter.

     Other off-balance sheet arrangements
     The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $0.6 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $16.7 billion as at January 31, 2010, compared to $17.5 billion as at October 31, 2009.
     Guarantees and other indirect commitments increased 2% from October 31,
2009. Fees from guarantees and loan commitment arrangements recorded in other income were $107 million in the three-month period ended January 31, 2010, compared to $105 million in the previous quarter.

     Accounting Policies and Controls

     Accounting policies and estimates

     The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2009 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2009 Annual Report.

     Future accounting changes

     The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

     Transition to International Financial Reporting Standards (IFRS)

     Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, and will include the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed an implementation plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.

     Planning and governance
     Formal governance and project management practices are considered essential to a successful transition. This phase involved the launch of an enterprise-wide project and the establishment of a formal governance structure comprising senior levels of management from all relevant departments that may be affected by the changeover. The Bank has developed a transition plan and regular reporting on the progress against this plan is provided to senior management and to the Audit and Conduct Review Committee of the Board of
Directors.

     Review and detailed assessment
     The review and detailed assessment phase encompasses identifying the impact of significant accounting differences on business processes, systems, financial statements and internal control over financial reporting. This phase also includes the identification, evaluation and selection of first-time adoption decisions and ongoing accounting policies necessary for the Bank to change over to IFRS.
     The Bank has identified certain critical standards that have the potential to significantly affect the financial statements, operations or capital of the Bank. These standards include, but are not limited to,
Consolidation, Financial Instruments (including Derecognition and Impairment),
Business Combinations and First-time Adoption of IFRS.
     The Bank's IFRS teams are progressing as planned in this phase of the overall transition project. Progress has been made in assessing the impact of key first-time adoption and accounting policy choices under IFRS. However, management strategies are evolving, and will change as we continue to review our preliminary assessments of financial, capital and business implications.
     A training program has been implemented for key stakeholders. IFRS awareness training to critical business areas and in-depth training sessions to the finance, key support and project teams have been provided and will continue during the remainder of the transition period.
     The Bank has also commenced projects for other broader implications of the conversion to IFRS. This includes areas such as investor relations, performance measurement, and risk management.

     Design, development and implementation
     The third phase of the IFRS conversion project entails the design, development and implementation of change requirements to business and financial reporting processes, systems, internal controls, and accounting policies and practices that support the Bank's reporting of IFRS-compliant financial data for fiscal years 2011, 2012, and thereafter. Documentation and update of key materials, such as accounting policy manuals and internal control documents, will be revised during this phase. This phase will include final communication to impacted staff and stakeholders, including provision of training as required. Appropriate oversight and control will be in place to ensure a smooth implementation and transition to IFRS.

     Changing IFRS landscape

     As accounting standards and interpretations will continue to change prior to transition, the Bank has and will continue to adjust its implementation plan accordingly. The Bank actively monitors developments in standards as issued by the International Accounting Standards Board (IASB) and the Canadian
AcSB, as well as regulatory developments as issued by the Canadian Securities
Administrator and OSFI.
     The impact of IFRS on the Bank's consolidated financial results at the time of transition and on implementation is not reasonably determinable at this time.

     Changes in internal control over financial reporting

     There have been no changes in the Bank's internal control over financial reporting during the quarter ended January 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

     Related party transactions

     There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 82 and 136 of the 2009 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

     Outlook

     The global economy continues to gain traction, fuelled by historically low interest rates, government fiscal stimulus and a revival of consumer spending. While the recovery is being led by China, India and a number of other emerging nations, there are increasing signs of sustainable revival in the U.S., Canada and overseas developed nations. In this environment, interest rates are likely to be moving higher by year end, particularly if inflation begins to drift up.
     Fiscal stimulus also will begin to diminish as governments focus on reining in deficits, tempering growth trends into 2011. While domestic economic conditions are much stronger in Canada than in the U.S., exporters will continue to be challenged by a strong Canadian dollar, which is likely to remain near parity with the U.S. currency if commodity markets continue to strengthen.
     As markets and the economy continue to recover, and with its strong first quarter results, the Bank is well positioned to meet its stated objectives for the year.

     Business Segment Review

     Canadian Banking

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
     (Unaudited) ($ millions)              January 31  October 31  January 31
     (Taxable equivalent basis)(1)               2010        2009        2009
     -------------------------------------------------------------------------
     Business segment income

     Net interest income                     $  1,298    $  1,280    $  1,146
     Provision for credit losses                  180         190         155
     Other income                                 623         606         556
     Non-interest expenses                        962         991         934
     Provision for income taxes                   218         202         175
     Non-controlling interest in
      net income of subsidiaries                    1           -           -
     -------------------------------------------------------------------------
     Net income                              $    560    $    503    $    438
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures

     Return on economic equity(1)                25.4%       22.1%       25.8%
     Average assets ($ billions)             $    199    $    196    $    189
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     >>

     Q1 2010 vs Q1 2009

     Canadian Banking reported record net income of $560 million this quarter, an increase of $122 million or 28% from the same quarter last year.
     Average assets before securitization rose $10 billion or 5% from the same quarter last year. The increase was due primarily to growth of $7 billion or
6% in residential mortgages and $4 billion or 21% in personal lines of credit.
Personal deposits grew $13 billion, an increase of 14%. This includes $10 billion of broker-sourced deposits transferred from Group Treasury this quarter to better align this product offering with the overall Canadian
Banking retail product strategy. In addition, growth was recorded in high interest savings and chequing accounts. Non-personal deposits rose $9 billion or 20% from growth in both current accounts and non-personal savings.
     Total revenue was up $219 million or 13% from the same period last year, from both higher net interest income and other income.
     Net interest income of $1,298 million was up $152 million or 13% from the first quarter of last year, reflecting a 17 basis point improvement in the margin, driven by lower wholesale funding interest rates and strong volume growth in both average assets and deposits. Volume growth in part reflected new and innovative products and services introduced last year, including the
Save Now Save Later mortgage and Scotia Power Savings account, as well as our new Scotia Mortgage Authority broker channel. The higher margin also reflected improved spreads on both assets and deposits. Variable and fixed mortgage spreads increased from relatively low levels in 2009 in part due to reduced liquidity costs. There were also improved spreads as a result of re-pricing of lines of credit and deposit accounts.
     Other income increased $67 million or 12% from the same quarter last year from growth in wealth management and commercial banking. Wealth management revenues grew mainly due to higher mutual fund fees, and full service brokerage and Private Client Group revenues reflecting strong net sales growth and improved markets, as well as the full quarter impact of the contribution from CI Financial. ScotiaFunds market share continues to increase and was ranked No. 1 in net sales compared to the other Canadian banks for the quarter. Commercial Banking revenues increased due to lower writedowns on securities and higher credit fees.
     The provision for credit losses was $180 million, up from $155 million in the same quarter last year. The increase was mainly due to higher retail provisions in the unsecured lending portfolios, and to moderately higher commercial provisions.
     Non-interest expenses continued to be well managed and rose 3% from the first quarter of last year, due to higher volume-related expenses (including broker commissions), stock-based compensation and growth initiatives.
Partially offsetting were lower professional costs and underlying staffing.

     Q1 2010 vs Q4 2009

     Quarter over quarter, net income grew by $57 million or 11%. Return on economic equity was 25.4% versus 22.1% last quarter.
     Average assets before securitization rose $3 billion or 2% led by growth in retail mortgages and personal lines of credit. Deposits increased $14 billion or 10%, primarily due to the transfer of broker-sourced deposits noted
above. As well, there were larger current account, high interest savings and chequing account balances.
     Total revenues rose $35 million or 2% from the last quarter, from both higher net interest income and other income.
     Net interest income increased by 1%, from both average asset and deposit growth and improved spreads on mortgages and personal lines of credit. This was partly offset by lower spreads on GICs and the inclusion of the thinner spread broker-sourced deposits.
     Other income was up $17 million or 3% from last quarter, mostly in commercial banking due to lower writedowns on securities and higher credit fees and higher mutual fund and Private Client Group revenues in wealth management. These were partially offset by lower transaction-based revenues in online brokerage.
     The provision for credit losses of $180 million was down $10 million from the previous quarter. The decrease was due mainly to lower retail provisions in the unsecured lending portfolios, partially offset by moderately higher commercial provisions.
     Expenses were 3% below last quarter as a result of lower loyalty reward point costs and performance-based compensation. The decrease was partially offset by higher stock-based compensation.

     International Banking

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
     (Unaudited) ($ millions)              January 31  October 31  January 31
     (Taxable equivalent basis)(1)               2010        2009        2009
     -------------------------------------------------------------------------
     Business segment income

     Net interest income                     $    940    $    888    $    947
     Provision for credit losses                  177         167         116
     Other income                                 434         364         471
     Non-interest expenses                        706         741         772
     Provision for income taxes                   172          33         114
     Non-controlling interest in
      net income of subsidiaries                   25          28          28
     -------------------------------------------------------------------------
     Net income                              $    294    $    283    $    388
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures

     Return on economic equity(1)                11.5%       10.2%       17.2%
     Average assets ($ billions)             $     83    $     81    $     95
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     >>

     Q1 2010 vs Q1 2009

     International Banking's net income in the first quarter was $294 million, a decrease of $94 million or 24% from last year. Excluding the $47 million negative impact of a stronger Canadian dollar, the year-over-year decrease was
$47 million. Return on economic equity was 11.5% versus 17.2% last year.
     Average asset volumes were $83 billion this quarter, down $12 billion from the same period last year, due largely to the $10 billion or 10% negative impact of the foreign currency translation. Growth of 3% in average retail loans, predominantly in Mexico, was more than offset by a 6% decline in average commercial loans, reflecting reduced demand for commercial credit across the division. Real growth in low-cost deposits was strong at 12%, mainly in the Caribbean and Mexico.
     Total revenues were $1,374 million in the first quarter, a decrease of
$44 million or 3% from last year. Excluding foreign currency translation, revenue growth was 8%.
     Net interest income was $940 million this quarter, slightly down from the prior year. Results benefited from the positive fair value changes in financial instruments used for asset/liability management purposes, contributions from acquisitions, growth in more profitable segments in the
Caribbean and Peru resulting in higher margins, and increased contributions from associated companies. These factors were more than offset by the negative impact of foreign currency translation.
     Other income was $434 million, down $37 million or 8% from last year.
This resulted from the negative impact of the stronger Canadian dollar, as well as a $32 million loss recorded on the Bank's investment in an affiliate in Venezuela to reflect significant devaluation in the Venezuelan bolivar this quarter. More than offsetting these negative factors were higher net gains on securities, widespread transaction-driven earnings and the impact of the gain on the sale of the pension administration business in Mexico.
     The provision for credit losses was $177 million this quarter, compared to $116 million in the same period last year. The increase was due mainly to a provision for one commercial account in the Caribbean, whereas the same quarter last year benefited from reversals in commercial provisions. Retail provision amounts were unchanged.
     Non-interest expenses of $706 million were down $66 million from the same period last year. The expense decline included a $62 million favourable impact of foreign currency translation as a result of the strong Canadian dollar, the release of legal provisions no longer required related to the Bank's acquisition in Peru, and lower business tax provisions. Excluding these items, non-interest expenses increased by $27 million or 4%, reflecting normal business operations.
     The effective tax rate this quarter was high at 35%, compared to 22% last year. The increase was due to lower income in low tax jurisdictions, primarily in the Caribbean, non-deductibility of the foreign exchange devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition.

     Q1 2010 vs Q4 2009

     At $294 million, net income increased $11 million over the previous quarter. Return on economic equity improved to 11.5% versus 10.2% last quarter.
     Average asset volumes were $83 billion this quarter compared to $81 billion last quarter. The increase of $2 billion was due primarily to the increase in securities purchased under resale agreements in Mexico, and a modest increase in retail loan balances. Growth in low-cost deposits was strong at 3%.
     Total revenue was up 10% or $122 million this quarter, reaching $1,374 million.
     Net interest income of $940 million increased $52 million quarter over quarter. The increase reflected positive fair value changes in financial instruments used for asset/liability management purposes of $22 million, along with strong treasury results and higher contributions from associated companies.
     Compared to last quarter, other income increased $70 million to $434 million despite the foreign currency devaluation loss on the investment in the
Venezuelan affiliate. The strong results reflected the gain on the sale of the pension administration business in Mexico, as well as higher net gains on securities, foreign exchange revenues and increased credit related fees, primarily in the Caribbean and Pacific.
     The provision for credit losses was $177 million up $10 million from last quarter. The increase in provisions from the previous quarter was due mainly to higher retail provisions in Mexico, Chile and the Caribbean, partially offset by lower provisions in Peru.
     Non-interest expenses decreased $35 million or 5% from last quarter.
Expenses benefited from the release of legal provisions no longer required, and lower business tax provisions. Other operating costs decreased $8 million or 1%, reflecting lower professional expenses and the seasonality of certain expenses.
     The effective tax rate of 35% this quarter reflects lower income in low tax jurisdictions, non-deductibility of the foreign currency devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition.

     Scotia Capital

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
     (Unaudited) ($ millions)              January 31  October 31  January 31
     (Taxable equivalent basis)(1)               2010        2009        2009
     -------------------------------------------------------------------------
     Business segment income

     Net interest income                     $    304    $    321    $    338
     Provision for credit losses                   14          63          10
     Other income                                 596         589         366
     Non-interest expenses                        307         284         291
     Provision for income taxes                   198         210         103
     -------------------------------------------------------------------------
     Net income                              $    381    $    353    $    300
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures

     Return on economic equity(1)                18.5%       18.1%       22.4%
     Average assets(2) ($ billions)          $    160    $    167    $    195
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     >>

     Q1 2010 vs Q1 2009

     Net income for the quarter was very strong at $381 million, the second highest quarter on record. This represents an $81 million or 27% increase from last year, driven by solid revenues across all business units. Partly offsetting the increase were higher income taxes and modest growth in non-interest expenses compared to the prior year. Return on economic equity at
18.5% was down from last year due to higher equity attributed to the business.
     Average assets decreased $35 billion or 18% from the same period last year. There was a $20 billion or 39% decrease in corporate loans and acceptances across all lending businesses. There was also a $19 billion decrease in average derivative instrument assets, with a corresponding decrease in average derivative instrument liabilities. These decreases were partially offset by a modest increase in trading securities and loans to support both client-driven activities and trading opportunities.
     Total revenues at $900 million increased $196 million or 28%, driven by substantial growth in Global Capital Markets which reported its second highest revenues ever. Revenues in Global Corporate and Investment Banking were relatively flat, as lower net interest income from reduced lending volumes was offset by higher other income.
     Net interest income decreased $34 million or 10% due primarily to a substantial decrease in corporate loan volumes, which was partly offset by wider corporate lending spreads and higher loan origination fees, as well as higher interest from trading operations.
     Scotia Capital's provision for credit losses was $14 million in the first quarter, compared to $10 million in the same period last year. New provisions this quarter were attributable primarily to one account in Canada.
     Other income increased $230 million or 63%, reflecting strong trading revenues in Global Capital Markets and the derivative trading losses incurred in the first quarter of last year. All businesses contributed strong results, although revenues from fixed income and foreign exchange did not reach the exceptionally high levels achieved a year ago. Other income also increased in
Global Corporate and Investment Banking from positive fair value changes in securities and higher credit fees, partly offset by lower investment banking revenues.
     Total non-interest expenses were $307 million in the first quarter, 5%
higher than last year. The increase reflected higher performance and stock-based compensation, salaries and benefits and support costs, partly offset by reduced legal provisions.
     Higher income taxes reflected a greater proportion of income earned in jurisdictions with a higher tax rate than in the prior year.

     Q1 2010 vs Q4 2009

     Net income increased $28 million or 8% from last quarter, primarily reflecting lower provisions for credit losses, partly offset by higher expenses.
     Total assets decreased $7 billion as corporate loans and acceptances decreased $4 billion across all lending businesses. There was also a $2 billion decrease in average derivative instrument assets, with a corresponding decrease in average derivative instrument liabilities.
     Total revenues were slightly lower than last quarter, as higher trading revenues in Global Capital Markets were offset by reduced revenues in Global
Corporate and Investment Banking.
     Net interest income decreased $17 million, as a decrease in corporate loan volumes was partly offset by higher interest from trading operations.
     The provision for credit losses of $14 million was down from $63 million in the previous quarter. New provisions this quarter were attributable primarily to one account in Canada.
     Other income was up modestly. Strong growth in Global Capital Markets was driven by increases in derivatives and precious metals, partly offset by lower revenues from the institutional equities business. Other income was lower in
Global Corporate and Investment Banking, as a decline in credit fees and investment banking revenues were partly offset by positive fair value changes in securities.
     Total non-interest expenses were $307 million, 8% higher than last quarter. The increase reflects higher performance-based and stock-based compensation due to incentive plan changes. Salaries, pension and benefits costs and computer expenses also increased, offset by lower legal provisions.

     Other(1)

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
     (Unaudited) ($ millions)              January 31  October 31  January 31
     (Taxable equivalent basis)(2)               2010        2009        2009
     -------------------------------------------------------------------------
     Business segment income

     Net interest income(3)                  $   (395)   $   (390)   $   (465)
     Provision for credit losses                    -           -           -
     Other income                                 106          77          (8)
     Non-interest expenses                         34          48          13
     Provision for income taxes(3)                (76)       (124)       (202)
     -------------------------------------------------------------------------
     Net income (loss)(4)                    $   (247)   $   (237)   $   (284)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures

     Average assets ($ billions)             $     59    $     51    $     51
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (2) Refer above for a discussion of non-GAAP measures.
     (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2010 ($75), October 31, 2009 ($73), and
         January 31, 2009 ($70), to arrive at the amounts reported in the
         Consolidated Statement of Income.
     (4) Net loss for the three months ended January 31, 2010, decreased by
         $37 million due to the transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury.
     >>

     Q1 2010 vs Q1 2009

     The Other segment had a net loss of $247 million in the first quarter, compared to a loss of $284 million last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $75 million in the first quarter, compared to $70 million in the same period last year.
     Total revenue this quarter was negative $289 million, an improvement of
$184 million from the prior year.
     Net interest income was negative $395 million this quarter as compared to negative $465 million in the same quarter last year. The year-over-year improvement was due mainly to the change in the fair value of financial instruments used for asset/liability management purposes. This was partly offset by the negative impact of term funding costs compared to lower short-term wholesale rates used for transfer pricing with the business segments.
     Other income was $106 million in the first quarter, $114 million higher than last year. This increase was mainly attributable to a lower level of writedowns on available-for-sale securities, partly offset by lower securitization revenues.
     Non-interest expenses were $34 million this quarter, an increase of $21 million from last year, due primarily to higher legal expenses.
     The provision for income taxes was a credit of $76 million this quarter, a decline of $126 million from the prior year. This decline was mainly due to stronger business results, as well as net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted in the current quarter.

     Q1 2010 vs Q4 2009

     There was a net loss of $247 million in the first quarter as compared to a loss of $237 million in the prior quarter.
     The elimination of tax exempt income gross-up was $75 million in the first quarter, compared to $73 million last quarter.
     Total revenue this quarter was negative $289 million, an increase of $24 million from last quarter.
     Net interest income was negative $395 million in the first quarter, slightly down by $5 million from last quarter, mainly due to the change in the fair value of financial instruments used for asset/liability management purposes. This was partially offset by lower term funding volumes.
     Other income was $106 million in the first quarter, $29 million above last quarter. This increase was mainly due to higher net gains on the sales of securities and lower writedowns.
     Non-interest expenses were $34 million this quarter, $14 million lower than last quarter. The decline was driven by lower securitization expenses and the timing of property expenses.
     The provision for income taxes was a credit of $76 million this quarter, a decline of $48 million from the prior quarter. This decline was mainly due to the net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted in the current quarter.

     Total

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
                                           January 31  October 31  January 31
     (Unaudited) ($ millions)                    2010        2009        2009
     -------------------------------------------------------------------------
     Business segment income

     Net interest income                     $  2,147    $  2,099    $  1,966
     Provision for credit losses                  371         420         281
     Other income                               1,759       1,636       1,385
     Non-interest expenses                      2,009       2,064       2,010
     Provision for income taxes                   512         321         190
     Non-controlling interest in
      net income of subsidiaries                   26          28          28
     -------------------------------------------------------------------------
     Net income                              $    988    $    902    $    842
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other measures

     Return on equity(1)(2)                      17.4%       16.4%       16.2%
     Average assets(2) ($ billions)          $    501    $    495    $    530
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     >>

     Geographic Highlights

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
                                           January 31  October 31  January 31
     (Unaudited) ($ millions)                    2010        2009        2009
     -------------------------------------------------------------------------
     Geographic segment income

     Canada                                  $    676    $    571    $    361
     United States                                131         131          23
     Mexico                                        69          48          57
     Other international                          308         305         559
     Corporate adjustments                       (196)       (153)       (158)
     -------------------------------------------------------------------------
     Net income                              $    988    $    902    $    842
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average assets ($ billions)

     Canada                                  $    332    $    336    $    331
     United States                                 48          43          51
     Mexico                                        18          16          21
     Other international                           97          95         117
     Corporate adjustments                          6           5          10
     -------------------------------------------------------------------------
                                             $    501    $    495    $    530
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Quarterly Financial Highlights

     <<
                                           For the three months ended
     -------------------------------------------------------------------------
                              Jan. 31   Oct. 31   July 31  April 30   Jan. 31
                                 2010      2009      2009      2009      2009
     -------------------------------------------------------------------------
     Total revenue
      ($ millions)            $ 3,906   $ 3,735   $ 3,775   $ 3,596   $ 3,351
     Total revenue (TEB(1))
      ($ millions)              3,981     3,808     3,843     3,673     3,421
     Net income ($ millions)      988       902       931       872       842
     Basic earnings
      per share ($)              0.92      0.84      0.87      0.81      0.80
     Diluted earnings
      per share($)               0.91      0.83      0.87      0.81      0.80
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                               For the three months ended
     -----------------------------------------------------
                              Oct. 31   July 31  April 30
                                 2008      2008      2008
     -----------------------------------------------------
     Total revenue
      ($ millions)            $ 2,491   $ 3,374   $ 3,172
     Total revenue (TEB(1))
      ($ millions)              2,586     3,477     3,272
     Net income ($ millions)      315     1,010       980
     Basic earnings
      per share ($)              0.28      0.99      0.97
     Diluted earnings
      per share($)               0.28      0.98      0.97
     -----------------------------------------------------
     -----------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     >>

     Share Data

     <<
                                                                  As at
     -------------------------------------------------------------------------
                                                             January 31
     (thousands of shares outstanding)                             2010
     -------------------------------------------------------------------------
     Common shares                                            1,028,666(1)
     -------------------------------------------------------------------------
     Preferred shares Series 12                                  12,000(2)
     Preferred shares Series 13                                  12,000(3)
     Preferred shares Series 14                                  13,800(4)
     Preferred shares Series 15                                  13,800(5)
     Preferred shares Series 16                                  13,800(6)
     Preferred shares Series 17                                   9,200(7)
     Preferred shares Series 18                                  13,800(8)(9)
     Preferred shares Series 20                                  14,000(8)(10)
     Preferred shares Series 22                                  12,000(8)(11)
     Preferred shares Series 24                                  10,000(8)(12)
     Preferred shares Series 26                                  13,000(8)(13)
     Preferred shares Series 28                                  11,000(8)(14)
     -------------------------------------------------------------------------
     Series 2000-1 trust securities
      issued by BNS Capital Trust                                   500(15)
     Series 2002-1 trust securities
      issued by Scotiabank Capital Trust                            750(16)
     Series 2003-1 trust securities
      issued by Scotiabank Capital Trust                            750(16)
     Series 2006-1 trust securities
      issued by Scotiabank Capital Trust                            750(16)
     Series 2009-1 trust securities
      issued by Scotiabank Tier 1 Trust                             650(16)
     -------------------------------------------------------------------------
     Scotiabank Trust Subordinated Notes
      - Series A issued by Scotiabank Subordinated Notes Trust    1,000(16)
     -------------------------------------------------------------------------
     Outstanding options granted under the
      Stock Option Plans to purchase common shares               26,061(1)(17)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1)  As at February 24, 2010, the number of outstanding common shares and options were 1,028,845 and 25,850, respectively. The number of other securities disclosed in this table were unchanged.
     (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
     (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.
     (8)  These preferred shares have conversion features.
     (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by
          $25.00.
     (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by
          $25.00.
     (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by
          $25.00.
     (12) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by
          $25.00.
     (13) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by
          $25.00.
     (14) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
          year Government of Canada Yield plus 4.46%, multiplied by $25.00.
     (15) Reported in capital instrument liabilities on the Consolidated
          Balance Sheet.
     (16) Reported in deposits on the Consolidated Balance Sheet.
     (17) Included are 18,755 stock options with tandem stock appreciation right (SAR) features.
     >>

     Further details, including convertibility features, are available in
Notes 13, 14 and 17 of the October 31, 2009, consolidated financial statements presented in the 2009 Annual Report.

     INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Statement of Income

     <<
                                                For the three months ended
     -------------------------------------------------------------------------
                                           January 31  October 31  January 31
     (Unaudited) ($ millions)                    2010        2009        2009
     -------------------------------------------------------------------------
     Interest income

     Loans(1)                                $  2,975    $  2,961    $  4,261
     Securities(1)                              1,024       1,029         744
     Securities purchased
      under resale agreements                      36          38         156
     Deposits with banks                           75          65         209
     -------------------------------------------------------------------------
                                                4,110       4,093       5,370
     -------------------------------------------------------------------------
     Interest expenses

     Deposits                                   1,599       1,671       2,752
     Subordinated debentures                       71          75          63
     Capital instrument liabilities                 9           9           9
     Other                                        284         239         580
     -------------------------------------------------------------------------
                                                1,963       1,994       3,404
     -------------------------------------------------------------------------
     Net interest income                        2,147       2,099       1,966

     Provision for credit losses (Note 4)         371         420         281
     -------------------------------------------------------------------------
     Net interest income after provision for
      credit losses                             1,776       1,679       1,685
     -------------------------------------------------------------------------
     Other income

     Card revenues                                110         102         113
     Deposit and payment services                 220         220         231
     Mutual funds                                 125         124          80
     Investment management, brokerage and trust
      services                                    192         193         178
     Credit fees                                  205         260         185
     Trading revenues                             285         255         180
     Underwriting fees and other commissions      143         184         165
     Foreign exchange other than trading           81          68         122
     Net gain (loss) on securities, other than
      trading                                      91          20        (144)
     Securitization revenues                       18          21          98
     Other                                        289         189         177
     -------------------------------------------------------------------------
                                                1,759       1,636       1,385
     -------------------------------------------------------------------------
     Net interest and other income              3,535       3,315       3,070
     -------------------------------------------------------------------------
     Non-interest expenses

     Salaries and employee benefits             1,187       1,097       1,130
     Premises and technology                      371         394         388
     Communications                                86          81          90
     Advertising and business development          78          95          78
     Professional                                  50          62          54
     Business and capital taxes                    37          41          50
     Other                                        200         294         220
     -------------------------------------------------------------------------
                                                2,009       2,064       2,010
     -------------------------------------------------------------------------
     Income before the undernoted               1,526       1,251       1,060
     Provision for income taxes                   512         321         190
     Non-controlling interest in net income
      of subsidiaries                              26          28          28
     -------------------------------------------------------------------------
     Net income                              $    988    $    902    $    842
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred dividends paid                      49          49          37
     -------------------------------------------------------------------------
     Net income available to common
      shareholders                           $    939    $    853    $    805
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average number of common shares
      outstanding (millions):
       Basic                                    1,025       1,021       1,001
       Diluted                                  1,028       1,024       1,003
     -------------------------------------------------------------------------
     Earnings per common share (in dollars)(2):

       Basic                                 $   0.92    $   0.84    $   0.80
       Diluted                               $   0.91    $   0.83    $   0.80
     -------------------------------------------------------------------------
     Dividends per common share (in dollars) $   0.49    $   0.49    $   0.49
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Certain comparative amounts have been reclassified to conform to current period presentation.

     (1) Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
         2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     (2) The calculation of earnings per share is based on full dollar and share amounts.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     >>

     Consolidated Balance Sheet

     <<
                                                                As at
     -------------------------------------------------------------------------
                                                       January 31  October 31
     (Unaudited) ($ millions)                                2010        2009
     -------------------------------------------------------------------------
     Assets

     Cash resources

     Cash and non-interest-bearing deposits with banks  $   3,384   $   3,355
     Interest-bearing deposits with banks                  48,867      34,343
     Precious metals                                        5,085       5,580
     -------------------------------------------------------------------------
                                                           57,336      43,278
     -------------------------------------------------------------------------
     Securities

     Trading                                               58,061      58,067
     Available-for-sale (Note 2)                           54,378      55,699
     Equity accounted investments                           3,697       3,528
     -------------------------------------------------------------------------
                                                          116,136     117,294
     -------------------------------------------------------------------------
     Securities purchased under resale agreements          16,970      17,773
     -------------------------------------------------------------------------
     Loans

     Residential mortgages                                105,412     101,604
     Personal and credit cards                             61,500      61,048
     Business and government                              104,200     106,520
     -------------------------------------------------------------------------
                                                          271,112     269,172
     Allowance for credit losses (Note 4)                   2,948       2,870
     -------------------------------------------------------------------------
                                                          268,164     266,302
     -------------------------------------------------------------------------
     Other

     Customers' liability under acceptances                 7,652       9,583
     Derivative instruments                                25,373      25,992
     Land, buildings and equipment                          2,322       2,372
     Goodwill                                               2,765       2,908
     Other intangible assets                                  560         561
     Other assets                                          10,348      10,453
     -------------------------------------------------------------------------
                                                           49,020      51,869
     -------------------------------------------------------------------------
                                                        $ 507,626   $ 496,516
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and shareholders' equity

     Deposits

     Personal                                           $ 124,920   $ 123,762
     Business and government                              212,169     203,594
     Banks                                                 27,849      23,063
     -------------------------------------------------------------------------
                                                          364,938     350,419
     -------------------------------------------------------------------------
     Other

     Acceptances                                            7,652       9,583
     Obligations related to securities sold under
      repurchase agreements                                39,471      36,568
     Obligations related to securities sold short          13,339      14,688
     Derivative instruments                                27,699      28,806
     Other liabilities                                     22,164      24,682
     Non-controlling interest in subsidiaries                 561         554
     -------------------------------------------------------------------------
                                                          110,886     114,881
     -------------------------------------------------------------------------
     Subordinated debentures (Note 5)                       5,945       5,944
     -------------------------------------------------------------------------
     Capital instrument liabilities                           500         500
     -------------------------------------------------------------------------
     Shareholders' equity

     Capital stock
       Preferred shares                                     3,710       3,710
       Common shares and contributed surplus                5,113       4,946
     Retained earnings                                     20,353      19,916
     Accumulated other comprehensive income (loss)
      (Note 7)                                             (3,819)     (3,800)
     -------------------------------------------------------------------------
                                                           25,357      24,772
     -------------------------------------------------------------------------
                                                        $ 507,626   $ 496,516
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes are an integral part of these interim consolidated financial statements.

     >>

     Consolidated Statement of Changes in Shareholders' Equity

     <<
                                                   For the three months ended
     -------------------------------------------------------------------------
                                                       January 31  January 31
     (Unaudited) ($ millions)                                2010        2009
     -------------------------------------------------------------------------
     Preferred shares

     Balance at beginning of period                     $   3,710   $   2,860
     Issued                                                     -         850
     -------------------------------------------------------------------------
     Balance at end of period                               3,710       3,710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Common shares and contributed surplus

     Common shares:
       Balance at beginning of period                       4,946       3,829
       Issued                                                 150         667
     -------------------------------------------------------------------------
       Balance at end of period                             5,096       4,496
     -------------------------------------------------------------------------
     Contributed surplus:
       Balance at beginning of period                           -           -
       Stock option expense (Note 8)                           17           -
     -------------------------------------------------------------------------
     Balance at end of period                                  17           -
     -------------------------------------------------------------------------
     Total                                                  5,113       4,496
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retained earnings

     Balance at beginning of period                        19,916      18,549
     Net income                                               988         842
     Dividends: Preferred                                     (49)        (37)
                Common                                       (502)       (493)
     Other                                                      -          (8)
     -------------------------------------------------------------------------
     Balance at end of period                              20,353      18,853
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)(1)

     Balance at beginning of period as previously
      reported                                             (3,800)     (3,596)
     Cumulative effect of adopting new accounting policies      -         595
     -------------------------------------------------------------------------
     Balance at beginning of period as restated            (3,800)     (3,001)
     Other comprehensive income (loss)                        (19)       (428)
     -------------------------------------------------------------------------
     Balance at end of period                              (3,819)     (3,429)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period        $  25,357   $  23,630
     -------------------------------------------------------------------------

     >>

     Consolidated Statement of Comprehensive Income

     <<
                                                   For the three months ended
     -------------------------------------------------------------------------
                                                       January 31  January 31
     (Unaudited) ($ millions)                                2010        2009
     -------------------------------------------------------------------------
     Net income                                         $     988   $     842
     -------------------------------------------------------------------------
     Other comprehensive income (loss), net of income
      taxes (Note 7):
       Net change in unrealized foreign currency
        translation losses                                   (201)       (126)
       Net change in unrealized gains (losses) on
        available-for-sale securities(1)                      156        (164)
       Net change in losses on derivative instruments
        designated as cash flow hedges                         26        (138)
     -------------------------------------------------------------------------
     Other comprehensive income (loss)(1)                     (19)       (428)
     -------------------------------------------------------------------------
     Comprehensive income(1)                            $     969   $     414
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
         November 1, 2008 (refer to Note 1 of the Consolidated Financial
         Statements in the 2009 Annual Report for further details).

     The accompanying notes are an integral part of these interim consolidated financial statements.

     >>

     Condensed Consolidated Statement of Cash Flows

     <<
                                                   For the three months ended
     -------------------------------------------------------------------------
     Sources (uses) of cash flows                      January 31  January 31
     (Unaudited) ($ millions)                                2010        2009
     -------------------------------------------------------------------------
     Cash flows from operating activities

     Net income                                         $     988   $     842
     Adjustments to determine net cash flows from
      (used in) operating activities(1)                       582         102
     Changes in operating assets and liabilities:
       Net accrued interest receivable and payable            117          80
       Trading securities                                    (146)     (2,351)
       Derivative assets                                     (294)      2,012
       Derivative liabilities                                (631)        337
       Other, net(1)                                       (2,206)     (2,333)
     -------------------------------------------------------------------------
                                                           (1,590)     (1,311)
     -------------------------------------------------------------------------
     Cash flows from financing activities

     Deposits                                              16,707      (1,425)
     Obligations related to securities sold under
      repurchase agreements                                 3,080        (437)
     Obligations related to securities sold short          (1,300)        247
     Subordinated debentures issued                             -       1,000
     Subordinated debentures redemptions/repayments           (11)          -
     Preferred shares issued                                    -         600
     Common shares issued                                     147         167
     Cash dividends paid                                     (551)       (530)
     Other, net                                               (45)        352
     -------------------------------------------------------------------------
                                                           18,027         (26)
     -------------------------------------------------------------------------
     Cash flows from investing activities

     Interest-bearing deposits with banks                 (14,826)      2,951
     Securities purchased under resale agreements             780       4,872
     Loans, excluding securitizations(1)                   (3,885)     (6,337)
     Loan securitizations                                     582       4,763
     Non-trading securities(1)                              1,050      (2,866)
     Land, buildings and equipment, net of disposals           (5)        (51)
     Other, net(2)                                            (64)     (1,563)
     -------------------------------------------------------------------------
                                                          (16,368)      1,769
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash
      equivalents                                             (40)          1
     -------------------------------------------------------------------------
     Net change in cash and cash equivalents                   29         433
     Cash and cash equivalents at beginning of period       3,355       2,574
     -------------------------------------------------------------------------
     Cash and cash equivalents at end of period(3)      $   3,384   $   3,007
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Cash disbursements made for:
       Interest                                         $   2,187   $   3,614
       Income taxes                                     $     778   $     253
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
         November 1, 2008 (refer to Note 1 of the Consolidated Financial
         Statements in the 2009 Annual Report for further details).
     (2) For the three months ended January 31, 2010, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil (January 31, 2009 -
         nil), net of non-cash consideration of common shares issued from treasury of nil (January 31, 2009 - $500), and non-cumulative preferred shares of nil (January 31, 2009 - $250).
     (3) Represents cash and non-interest-bearing deposits with banks.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     >>

     Notes to the Interim Consolidated Financial Statements (Unaudited)

     <<
     These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
     They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements.

     1.  Changes in accounting policies

         There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2009 annual audited consolidated financial statements describes accounting policy changes.

     2.  Available-for-sale securities

         An analysis of unrealized gains and losses on available-for-sale securities is as follows:

                                                              As at
         ---------------------------------------------------------------------
                                                         January 31, 2010
         ---------------------------------------------------------------------
                                                Gross       Gross
                                           unrealized  unrealized
         ($ millions)              Cost(1)      gains      losses  Fair value
         ---------------------------------------------------------------------
         Canadian federal
          government debt        $ 12,911    $    209    $     41    $ 13,079
         Mortgage-backed
          securities(2)            20,216         487          57      20,646
         Canadian provincial and
          municipal debt              937          19           -         956
         U.S. treasury and other
          U.S. agencies' debt         306           -          10         296
         Other foreign governments'
          debt                      6,872         265          37       7,100
         Bonds of designated
          emerging markets            240         155           -         395
         Other debt                 8,851         245         180       8,916
         Preferred shares             509          19          96         432
         Common shares              2,291         299          32       2,558
         ---------------------------------------------------------------------
         Total available-for-sale
          securities             $ 53,133    $  1,698    $    453    $ 54,378
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                              As at
         ---------------------------------------------------------------------
                                                         October 31, 2009
         ---------------------------------------------------------------------
                                                Gross       Gross
                                           unrealized  unrealized
         ($ millions)              Cost(1)      gains      losses  Fair value
         ---------------------------------------------------------------------
         Canadian federal
          government debt        $ 11,507    $    163    $     68    $ 11,602
         Mortgage-backed
          securities(2)            20,972         488          76      21,384
         Canadian provincial and
          municipal debt            1,164          20           -       1,184
         U.S. treasury and other
          U.S. agencies' debt         706           9          14         701
         Other foreign governments'
          debt                      7,703         321          35       7,989
         Bonds of designated
          emerging markets            270         175           -         445
         Other debt                 9,609         224         234       9,599
         Preferred shares             544          17         140         421
         Common shares              2,211         224          61       2,374
         ---------------------------------------------------------------------
         Total available-for-sale
          securities             $ 54,686    $  1,641    $    628    $ 55,699
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Cost for debt securities is amortized cost.
         (2) Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $19,891 (October 31, 2009 -
             $20,864). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

         The net unrealized gain on available-for-sale securities of $1,245 million (October 31, 2009 - gain of $1,013 million) decreases to a net unrealized gain of $1,028 million (October 31, 2009 - gain of
         $828 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

     3.  Sales of loans through securitizations

         The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2010, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21.3%, an excess spread of 1.2% and a discount rate of 1.5%. The following table summarizes the Bank's sales.

                                                For the three months ended
         ---------------------------------------------------------------------
                                           January 31  October 31  January 31
         ($ millions)                            2010        2009        2009
         ---------------------------------------------------------------------
         Net cash proceeds(1)                $    582    $    690    $  4,763
         Retained interest                         19          23         170
         Retained servicing liability              (4)         (3)        (29)
         ---------------------------------------------------------------------
                                                  597         710       4,904
         Residential mortgages securitized(2)     590         700       4,827
         ---------------------------------------------------------------------
         Net gain (loss) on sale(3)          $      7    $     10    $     77
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Excludes insured mortgages which were securitized and retained by the Bank of $390 for the three months ended January 31, 2010
             (October 31, 2009 - $2,850; January 31, 2009 - $847). These
             assets are classified as available-for-sale securities and have an outstanding balance of $19,891 (refer to Note 2).
         (2) Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the
             Bank in prior periods but retained by the Bank at that time. For the three months ended January 31, 2010, these were nil (October
             31, 2009 - nil; January 31, 2009 - $218).
         (3) Net of issuance costs.

     4.  Impaired loans and allowance for credit losses

         (a) Impaired loans

                                                                As at
         ---------------------------------------------------------------------
                                                                   October 31
                                                  January 31, 2010       2009
         ---------------------------------------------------------------------
                                                Specific
         ($ millions)                  Gross  allowance(1)     Net        Net
         ---------------------------------------------------------------------
         By loan type:

           Residential mortgages   $   1,305  $    (212) $   1,093  $     878
           Personal and credit
            cards                        848       (657)       191        193
           Business and government     1,979       (586)     1,393      1,492
         ---------------------------------------------------------------------
         Total                     $   4,132  $  (1,455) $   2,677  $   2,563
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         By geography:

           Canada                                        $     777  $     719
           United States                                       229        354
           Other International                               1,671      1,490
         ---------------------------------------------------------------------
         Total                                           $   2,677  $   2,563
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) The specific allowance for impaired loans evaluated on an individual basis totalled $582 (October 31, 2009 - $446).

         (b) Allowance for credit losses

                                         As at and for the three months ended
         ---------------------------------------------------------------------

                                                             January 31, 2010
         ---------------------------------------------------------------------
                                  Balance at                        Provision
                                   beginning     Write-    Recover for credit
         ($ millions)              of period       offs       -ies     losses
         ---------------------------------------------------------------------
         Specific                  $   1,381  $    (373) $      62  $     372
         Sectoral(3)                      44          -          -         (1)
         General                       1,450          -          -          -
         ---------------------------------------------------------------------
                                   $   2,875  $    (373) $      62  $     371
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                As at and for the three months ended
         ------------------------------------------------------------
                                                          October 31
                                       January 31, 2010         2009
         ------------------------------------------------------------
                                       Other,
                                   including
                                     foreign    Balance      Balance
                                    currency     at end       at end
         ($ millions)           adjustment(1) of period    of period
         ------------------------------------------------------------
         Specific                  $      19    $ 1,461(2) $   1,381
         Sectoral(3)                       -         43           44
         General                           -      1,450        1,450
         ------------------------------------------------------------
                                   $      19  $   2,954    $   2,875
         ------------------------------------------------------------
         ------------------------------------------------------------
         (1) As at January 31, 2010, includes $14 in specific allowances and nil of general allowances related to acquisitions (October 31,
             2009 - $9 and nil).
         (2) As at January 31, 2010, $6 has been recorded in other liabilities
             (October 31, 2009 - $5).
         (3) The sectoral allowance is established to reflect the
             deterioration in the automotive industry sector.

     5.  Subordinated debentures

         On December 15, 2009, the Bank repurchased US$10.1 million of
         Floating Rate Subordinated Debentures due August 2085.

     6.  Capital management

         The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2009.

         Regulatory capital ratios

         Regulatory capital ratios are determined in accordance with the revised capital framework based on the International convergence of capital measurement and capital standards: A revised framework, commonly known as Basel II.

         The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.

         The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
         weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the
         Bank's internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

         The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at January 31, 2010. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at January 31, 2010.

         Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

                                                                As at
         ---------------------------------------------------------------------
                                                       January 31  October 31
         ($ millions)                                        2010        2009
         ---------------------------------------------------------------------
         Shareholders' equity per consolidated
          balance sheet                                 $  25,357   $  24,772

         Components of accumulated other comprehensive
          income excluded from Tier 1                        (299)       (117)
         Capital instrument liabilities - trust
          securities                                        3,400       3,400
         Non-controlling interest in subsidiaries             561         554
         Goodwill deduction                                (2,765)     (2,908)
         Other capital deductions(1)                       (2,119)     (2,051)
         ---------------------------------------------------------------------
         Tier 1 capital                                    24,135      23,650
         ---------------------------------------------------------------------
         Qualifying subordinated debentures, net of
          amortization                                      5,845       5,833
         Trust subordinated notes                           1,000       1,000
         Other net capital items(2)                        (1,930)     (1,895)
         ---------------------------------------------------------------------
         Tier 2 capital                                     4,915       4,938
         ---------------------------------------------------------------------
         Total regulatory capital                          29,050      28,588
         ---------------------------------------------------------------------
         Total risk weighted assets                     $ 215,891   $ 221,656
         ---------------------------------------------------------------------
         Capital ratios

         Tier 1 capital ratio                                11.2%       10.7%
         Total capital ratio                                 13.5%       12.9%
         Assets-to-capital multiple                          16.8x       16.6x
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Comprised of 50% of all investments in certain specified corporations and other items.
         (2) Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity
             securities.

     7.  Accumulated other comprehensive income (loss)

         The components of accumulated other comprehensive income (loss) as at
         January 31, 2010, and other comprehensive income (loss) for the three months then ended were as follows:

         Accumulated other comprehensive income (loss)

                                        As at and for the three months ended
         ---------------------------------------------------------------------
                                                            January 31, 2010
         ---------------------------------------------------------------------
                                               Opening        Net     Ending
         ($ millions)                          balance     change    balance
         ---------------------------------------------------------------------
         Unrealized foreign
          currency translation
          losses, net of hedging
          activities                          $ (3,917)  $  (201) $ (4,118)(1)
         Unrealized gains (losses)
          on available-for-sale
          securities, net of hedging
          activities                               540       156       696 (2)
         Gains (losses) on derivative
          instruments designated as
          cash flow hedges                        (423)       26      (397)(4)
         ---------------------------------------------------------------------
         Accumulated other comp-
          rehensive income (loss)             $ (3,800)  $   (19) $ (3,819)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                        As at and for the three months ended
         ---------------------------------------------------------------------
                                                            January 31, 2009
         ---------------------------------------------------------------------
                                     Opening  Transition       Net    Ending
         ($ millions)                balance      amount    change   balance
         ---------------------------------------------------------------------
         Unrealized foreign
          currency translation
          losses, net of hedging
          activities                $ (2,181)  $      -   $  (126) $(2,307)(1)
         Unrealized gains (losses)
          on available-for-sale
          securities, net of hedging
          activities                    (949)       595(3)   (164)(3) (518)(2)
         Gains (losses) on derivative
          instruments designated as
          cash flow hedges              (466)         -      (138)    (604)(4)
         ---------------------------------------------------------------------
         Accumulated other comp-
          rehensive income (loss)   $ (3,596)  $    595   $  (428) $(3,429)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Net of cumulative income tax expense of $681 (January 31, 2009 -
             expense of $345).
         (2) Net of cumulative income tax expense of $332 (January 31, 2009 -
             benefit of $79).
         (3) Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the
             Consolidated Financial Statements in the 2009 Annual Report for
             further details.
         (4) Net of cumulative income tax benefit of $152 (January 31, 2009 -
             benefit of $273).

         Other comprehensive income (loss)

         The following table summarizes the changes in the components of other comprehensive income (loss).

                                                  For the three months ended
         ---------------------------------------------------------------------
                                                      January 31  January 31
         ($ millions)                                       2010        2009
         ---------------------------------------------------------------------
         Net change in unrealized foreign
          currency translation losses
         Net unrealized foreign currency
          translation losses(1)                       $   (296)   $    (44)
         Net gains (losses) on hedges of net
          investments in self-sustaining
          foreign operations(2)                             95         (82)
         ---------------------------------------------------------------------
                                                          (201)       (126)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in unrealized gains (losses)
          on available-for-sale securities
         Net unrealized gains (losses) on
          available-for-sale securities(3)                 235         (51)(4)
         Reclassification of net gains to net
          income(5)                                        (79)       (113)
         ---------------------------------------------------------------------
                                                           156        (164)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in losses on derivative
          instruments designated as cash flow hedges
         Net losses on derivative instruments
          designated as cash flow hedges(6)               (132)       (323)
         Reclassification of net losses to net income(7)   158         185
         ---------------------------------------------------------------------
                                                            26        (138)
         ---------------------------------------------------------------------
         Other comprehensive income (loss)            $    (19)   $   (428)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Net of income tax expense of nil.
         (2) Net of income tax expense of $35 (January 31, 2009 - expense of
             $27).
         (3) Net of income tax expense of $80 (January 31, 2009 - benefit of
             $29).
         (4) Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the
             Consolidated Financial Statements in the 2009 Annual Report for
             further details.
         (5) Net of income tax expense of $36 (January 31, 2009 - expense of
             $2).
         (6) Net of income tax benefit of $48 (January 31, 2009 - benefit of
             $138).
         (7) Net of income tax benefit of $70 (January 31, 2009 - benefit of
             $83).

     8.  Stock based compensation

         Equity Classified Stock Option Plan

         Stock options issued after November 1, 2009, require settlement in shares only and do not contain the tandem share appreciation features, which provide the choice for settlement in cash or shares.
         On December 11, 2009, the Bank granted 3,953,456 options with an exercise price of $47.75 per option and at a weighted average fair value of $8.47 to selected employees, under the terms of the amended
         Employee Stock Option Plan. The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.
         An amount of $17 million was recorded for the three months ended
         January 31, 2010, in Other non-interest expenses in the Consolidated
         Statement of Income with a corresponding credit to Contributed surplus within Shareholders' equity in the Consolidated Balance
         Sheet.

     9.  Employee future benefits

         Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                                For the three months ended
         ---------------------------------------------------------------------
                                           January 31  October 31  January 31
         ($ millions)                            2010        2009        2009
         ---------------------------------------------------------------------
         Benefit expenses
         Pension plans                       $      4    $      2    $     (2)
         Other benefit plans                       29          28          29
         ---------------------------------------------------------------------
                                             $     33    $     30    $     27
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

     10. Segmented results of operations

         Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking,
         International Banking and Scotia Capital.

         The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in
         Note 1 of the 2009 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-
         exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

         Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

                                For the three months ended January 31, 2010
     -------------------------------------------------------------------------
                                         Inter-
     Taxable equivalent      Canadian  national    Scotia
      basis(1) ($ millions)   Banking   Banking   Capital   Other(3)    Total
     -------------------------------------------------------------------------
     Net interest income     $  1,298  $    940  $    304  $   (395) $  2,147
     Provision for credit
      losses                      180       177        14         -       371
     Other income                 623       434       596       106     1,759
     Non-interest expenses        962       706       307        34     2,009
     Provision for income
      taxes                       218       172       198       (76)      512
     Non-controlling interest
      in net income of sub-
      sidiaries                     1        25         -         -        26
     -------------------------------------------------------------------------
     Net income(4)           $    560  $    294  $    381  $   (247)  $   988
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average assets ($
      billions)              $    199  $     83  $    160  $     59   $   501
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                For the three months ended October 31, 2009
     -------------------------------------------------------------------------
                                         Inter-
     Taxable equivalent      Canadian  national    Scotia
      basis(1) ($ millions)   Banking   Banking   Capital   Other(3)    Total
     -------------------------------------------------------------------------
     Net interest income     $  1,280  $    888  $    321  $   (390) $  2,099
     Provision for credit
      losses                      190       167        63         -       420
     Other income                 606       364       589        77     1,636
     Non-interest expenses        991       741       284        48     2,064
     Provision for income         202        33       210      (124)      321
      taxes
     Non-controlling interest
      in net income of sub-
      sidiaries                     -        28         -         -        28
     -------------------------------------------------------------------------
     Net income              $    503  $    283  $    353  $   (237) $    902
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average assets ($
      billions)              $    196  $     81  $    167  $     51  $    495
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                For the three months ended January 31, 2009
     -------------------------------------------------------------------------
                                         Inter-
     Taxable equivalent      Canadian  national  Scotia
      basis(1) ($ millions)   Banking   Banking Capital   Other(3)    Total
     -------------------------------------------------------------------------
     Net interest income     $  1,146  $    947  $  338   $  (465) $  1,966
     Provision for credit
      losses                      155       116      10         -       281
     Other income                 556       471     366        (8)    1,385
     Non-interest expenses        934       772     291        13     2,010
     Provision for income
      taxes                       175       114     103      (202)      190
     Non-controlling interest
      in net income of
      subsidiaries                  -        28       -         -        28
     -------------------------------------------------------------------------
     Net income              $    438  $    388  $  300    $ (284) $    842
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average assets
      ($ billions)           $    189  $     95  $  195(2) $   51  $    530(2)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
         Financial Statements in the 2009 Annual Report for further details).
     (3) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2010 ($75), October
         31, 2009 ($73), and January 31, 2009 ($70), to arrive at the amounts reported in the Consolidated Statement of Income,
         differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (4) Net loss for Other decreased by $37 million due to the transfer of $10 billion of broker-sourced deposits to Canadian Banking from
         Group Treasury.

     11. Financial Instruments

         Risk management

         The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
         Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2009.

         (a) Credit risk

         Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

         Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada,
         U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach.
         Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

         Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

     Credit risk exposures
     -------------------------------------------------------------------------
     Exposure at default(1)                                     As at
     -------------------------------------------------------------------------
                                                                   October 31
                                                 January 31, 2010        2009
     -------------------------------------------------------------------------
                                            Standard-
     ($ millions)                  AIRB(2)       ized       Total       Total
     -------------------------------------------------------------------------
     By exposure sub-type
     Non-retail(2)
       Drawn(3)                 $ 152,384   $  65,662   $ 218,046   $ 209,324
       Undrawn commitments         55,600       3,294      58,894      57,887
       Other exposures(4)          58,654       2,988      61,642      62,351
     -------------------------------------------------------------------------
       Total non-retail         $ 266,638   $  71,944   $ 338,582   $ 329,562
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retail
       Drawn(5)                 $ 115,974   $  25,010   $ 140,984   $ 138,874
       Undrawn commitments          6,110           -       6,110       6,664
     -------------------------------------------------------------------------
       Total retail             $ 122,084   $  25,010   $ 147,094   $ 145,538
     -------------------------------------------------------------------------
     Total                      $ 388,722   $  96,954   $ 485,676   $ 475,100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) After credit risk mitigation, excludes available-for-sale equity securities and other assets.
     (2) Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
     (3) Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
     (4) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-
         style transactions net of related collateral.
     (5) Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

         Credit quality of non-retail exposures

         The Bank's non-retail portfolio is well diversified by industry. As at January 31, 2010, 82% (October 31, 2009 - 80%) of the AIRB
         portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
         Exposures in the standardized portfolio, mainly in the Caribbean and
         Latin American region, are primarily to non-investment grade counterparties, based on the Bank's internal grade systems. There has not been a significant change in concentrations of credit risk since
         October 31, 2009.

         Credit quality of retail exposures

         The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

         Retail standardized portfolio

         The retail standardized portfolio of $25 billion as at January 31,
         2010 (October 31, 2009 - $25 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $14 billion (October 31,
         2009 - $13 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below
         80%.

         Loans past due but not impaired(1)

         A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the
         Bank's policy.

                                             As at
     -------------------------------------------------------------------------
                      January 31,  2010                October 31, 2009
     -------------------------------------------------------------------------
                                     91                              91
                                   days                            days
                 31-60   61-90      and          31-60   61-90      and
     ($ millions) days    days  greater  Total    days    days  greater  Total
     -------------------------------------------------------------------------
     Residential
      mortgages $1,353  $  530  $  284  $2,167  $1,173  $  463  $  302  $1,938
     Personal
      and credit
      cards        468     231      67     766     429     220      61     710
     Business
      and
      government   331      95     135     561     342     201     168     711
     -------------------------------------------------------------------------
     Total      $2,152  $  856  $  486  $3,494  $1,944  $  884  $  531  $3,359
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

         (b) Market risk

         Market risk arises from changes in market prices and rates
         (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

         Interest rate risk

         Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

         Interest rate sensitivity

         Based on the Bank's interest rate positions, the following table shows the pro-forma after-tax impact on the Bank's net income over the next twelve months and economic value of shareholders' equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the
         Bank.

                                     As at
     -------------------------------------------------------------------------
                                January 31, 2010
     -------------------------------------------------------------------------
                           Net income             Economic value of equity
                 -------------------------------------------------------------

     ($          Canadian    Other             Canadian     Other
      millions)    dollar  currencies   Total    dollar   currencies    Total
     -------------------------------------------------------------------------
     100 bp
      increase     $  110    $   70    $  180    $   (9)    $ (230)    $ (239)
     100 bp
      decrease        (92)      (73)     (165)      (16)       284        268
     -------------------------------------------------------------------------
     200 bp
      increase     $  202    $  137    $  339    $  (85)    $ (446)    $ (531)
     200 bp
      decrease       (193)     (182)     (375)      (10)       587        577
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                    As at
     -----------------------------------------------------
                     October 31, 2009    January 31, 2009
     -----------------------------------------------------
                             Economic            Economic
                       Net      value      Net      value
                    income  of equity   income  of equity
     -----------------------------------------------------
     100 bp
      increase      $  150    $ (188)   $  145    $ (109)
     100 bp
      decrease        (178)      172      (113)      107
     -----------------------------------------------------
     200 bp
      increase      $  306    $ (349)   $  289    $ (203)
     200 bp
      decrease        (400)      555      (250)      289
     -----------------------------------------------------
     -----------------------------------------------------

         Non-trading foreign currency risk

         Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

         As at January 31, 2010, a one per cent increase (decrease) in the
         Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $36 million (October 31, 2009 - $32 million; January
         31, 2009 - $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at January 31, 2010, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately $186 million (October 31, 2009 - $187 million;
         January 31, 2009 - $187 million), net of hedging.

         Equity risk

         Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-
         sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.

         Trading portfolio risk management

         Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

         One-day VaR by risk factor

     -------------------------------------------------------------------------
                      As at    For the three months ended     As at     As at
                    January         January 31, 2010        October   January
                         31 -------------------------------      31        31
     ($ millions)      2010   Average      High       Low      2009      2009
     -------------------------------------------------------------------------
     Interest rate  $  11.9   $  14.1   $  18.4   $  10.6   $  15.6   $  14.9
     Equities           6.4       7.3      14.1       3.4       3.0       5.4
     Foreign exchange   2.1       2.6       4.6       1.1       3.4       2.8
     Commodities        1.8       2.7       5.6       1.5       3.7       3.6
     Diversification   (8.1)    (12.1)      N/A       N/A     (10.5)    (11.9)
     -------------------------------------------------------------------------
     All-Bank VaR   $  14.1   $  14.6   $  19.5   $  10.8   $  15.2   $  14.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

         Hedges

         There are three main types of hedges for accounting purposes: (i)
         fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

         In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
         The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

         In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $197 million (October 31, 2009 - loss of $211 million;
         January 31, 2009 - loss of $276 million). The maximum length of cash flow hedges outstanding was less than 10 years for all periods presented.

         Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $27 million during the three months ended January 31, 2010
         (October 31, 2009 - gain of $39 million; January 31, 2009 - gain of
         $27 million), of which a gain of $1 million (October 31, 2009 - gain of $16 million; January 31, 2009 - gain of $3 million) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

         In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

         Items designated as trading

         The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.

         The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.2 billion as at January 31, 2010 (October 31, 2009 -
         $3.5 billion). The change in fair value that was recorded through trading income for the three months ended January 31, 2010, was a gain of $99 million (October 31, 2009 - gain of $56 million;
         January 31, 2009 - loss of $310 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.

         The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $18 million as at
         January 31, 2010 (October 31, 2009 - $47 million). The change in fair value that was recorded through trading income for the three months ended January 31, 2010, was a loss of $1 million (October 31, 2009 -
         loss of $1 million; January 31, 2009 - gain of $5 million).

         The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $3,897 million as at January 31, 2010
         (October 31, 2009 - $4,283 million). The change in fair value that was recorded through trading and net interest income for the three months ended January 31, 2010, was a gain of $59 million (October 31,
         2009 - gain of $55 million; January 31, 2009 - gain of $22 million).

         The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
         $59 million as at January 31, 2010 (October 31, 2009 - $22 million).
         The change in fair value that was recorded through net interest income for the three months ended January 31, 2010, was a loss of
         $1 million (October 31, 2009 - loss of less than $1 million;
         January 31, 2009 - loss of $2 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at January 31, 2010, the Bank is contractually obligated to pay $58 million to the holders of the notes at maturity
         (October 31, 2009 - $22 million).

         Reclassification of financial assets

         The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective
         August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at January 31, 2010, the fair values of the bond assets and preferred shares were $243 million (October 31, 2009
         - $257 million) and $68 million (October 31, 2009 - $67 million), respectively.

         Due to the reclassification of bond assets, for the three months ended January 31, 2010, the Bank recorded pretax other comprehensive income gains of $9 million (January 31, 2009 - losses of $15 million)
         relating to fair value movements. Due to the reclassification of preferred shares, for the three months ended January 31, 2010, the
         Bank recorded pre-tax other comprehensive income gains of $4 million
         (January 31, 2009 - losses of $4 million) relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of
         Income.

         Fair value hierarchy

         The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as
         Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

                                                       As at
     -------------------------------------------------------------------------
                                                January 31, 2010(1)
     -------------------------------------------------------------------------
     ($ millions)                    Level 1    Level 2    Level 3      Total
     -------------------------------------------------------------------------
     Assets:
       Trading securities(2)       $  41,774  $  14,696  $   1,591  $  58,061
       Available-for-sale
        securities(3)                 17,018     35,023      1,367     53,408
       Derivative
        instruments                       83     24,390        900     25,373
     Liabilities:
       Obligations related to
       securities sold short       $  10,492  $   2,847  $       -  $  13,339
     Derivative instruments               90     25,405      2,204     27,699
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                       As at
     -------------------------------------------------------------------------
                                                October 31, 2009(1)
     -------------------------------------------------------------------------
     ($ millions)                    Level 1    Level 2    Level 3      Total
     -------------------------------------------------------------------------
     Assets:
       Trading securities(2)       $  40,408  $  15,683  $   1,976  $  58,067
       Available-for-sale
        securities(3)                 16,485     36,861      1,395     54,741
       Derivative
        instruments                       81     24,683      1,228     25,992
     Liabilities:
       Obligations related to
       securities sold short       $  11,707  $   2,981  $       -  $  14,688
     Derivative instruments              105     26,188      2,513     28,806
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Loans and deposit notes designated as trading are classified as
         Level 2.
     (2) Includes securities designated as trading. Level 2 trading securities are comprised of $5,243 (October 31, 2009 - $4,861) of bonds mainly issued by foreign governments and $9,453 (October 31, 2009 - $10,822)
         of corporate bonds and other debt and equity instruments which generally trade in public markets.
     (3) Excludes available-for-sale equity securities that are not quoted in an active market of $970 (October 31, 2009 - $958). Level 2 available-for-sale securities include $6,709 (October 31, 2009 -
         $7,204) of bonds mainly issued by foreign governments and $7,549
         (October 31, 2009 - $8,204) of corporate bonds and other debt instruments which generally trade in public markets. The remaining
         Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing
         Corporation.
     >>

     SHAREHOLDER INFORMATION

     Direct deposit service

     Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

     Dividend and Share Purchase Plan

     Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.

     For more information on participation in the plan, please contact the transfer agent.

     Dividend dates for 2010

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

     <<
     Record Date          Payment Date

     January 5            January 27
     April 6              April 28
     July 6               July 28
     October 5            October 27
     >>

     Annual Meeting date for fiscal 2010

     The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2010, will be held in Halifax, Nova Scotia, on Tuesday, April 5,
2011.

     Duplicated communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

     Website

     For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

     Conference call and Web broadcast

     The quarterly results conference call will take place on March 9, 2010, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen- only mode, by telephone, toll-free, at 1-800-814-4860 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
     A telephone replay of the conference call will be available from March 9,
2010, to March 23, 2010, by calling (416) 640-1917 and entering the identification code 4226860 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

     Contact information

     Investors:

     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

     <<
         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 933-1273
         Fax: (416) 866-7867
         E-mail: investor.relations(at)scotiabank.com
     >>

     Media:

     For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

     <<
         Telephone: (416) 866-3925
         Fax: (416) 866-4988
         E-mail: corpaff(at)scotiabank.com
     >>

     Shareholders:

     For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

     <<
         Computershare Trust Company of Canada
         100 University Avenue, 9th Floor
         Toronto, Ontario, Canada M5J 2Y1
         Telephone: 1-877-982-8767
         Fax: 1-888-453-0330
         E-mail: service(at)computershare.com

         Co-Transfer Agent (U.S.A.)
         Computershare Trust Company N.A.
         250 Royall Street
         Canton, MA 02021 U.S.A.
         Telephone: 1-800-962-4284
     >>

     For other shareholder enquiries, please contact the Finance Department:

     <<
         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 866-4790
         Fax: (416) 866-4048
         E-mail: corporate.secretary(at)scotiabank.com
     >>

     Rapport trimestriel disponible en francais

     Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     %SEDAR: 00001289EF %CIK: 0000009631

     /For further information: Peter Slan, Senior Vice-President, Investor
Relations, (416) 933-1273; Ann DeRabbie, Director, Public Affairs, (416)
933-1344/
     (BNS. BNS)

CO:  Scotiabank

CNW 07:15e 09-MAR-10